ManorCare



Caring People Serving Short and Long Term Needs





e, the employees of Manor Care, are dedicated to providing the highest quality in health care services. By ensuring that patients and residents live with the greatest dignity and comfort possible, we will establish Manor Care as the preeminent care provider, committed to standards of performance which serve as the hallmark of the industry.

This level of performance will require:

- Employee commitment to excellence in health care.
- Attractive, highly functional facilities.
- Clear, appropriate and measurable performance targets.
- A healthy working atmosphere based on sound, uniform policies; clear direction and lines of authority; a responsive management; and unsurpassed employee training.

Satisfying the needs of our most discriminating customers is the truest indicator of how well we are meeting these standards. By meeting them consistently, we will further the success of this enterprise and enhance the future for us all.

As members of the Manor Care team, our exceptional performance will create the greatest possibility for personal development and recognition. Through our success, the company will continue to grow and broaden its opportunities in diverse health care markets.

Who We Are

Manor Care, Inc., through its operating group HCR Manor Care, is the leading owner and operator of long-term care centers in the United States. Our nearly 60,000 employees have made us the preeminent care provider in the industry. High-quality care for patients and residents is provided through a network of more than 500 skilled nursing centers, assisted living facilities, outpatient rehabilitation clinics, and hospice and home health care offices. Alliances and other ventures supply high-quality pharmaceutical products and management services for professional organizations. The company operates primarily under the respected Heartland, ManorCare and Arden Courts names.

Contents

Our Caring Services Gatefold
Letter from the President 2
Caring People Serving Short- and Long-Term Needs 6
Management's Discussion and Analysis 18
Management's Report on Internal Control over Financial Reporting 28
Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting 29
Report of Independent Registered Public Accounting Firm 30
Statements and Notes 31
Directors and Officers 49
Shareholder Information 50

Forward-Looking Information

Statements contained in this annual report that are not historical facts may be forward-looking statements within the meaning of federal law. Such forward-looking statements reflect management's beliefs and assumptions and are based on information currently available to management. The forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of the company to differ materially from those expressed or implied in such statements. Such factors are identified in the public filings made by the company with the Securities and Exchange Commission and include changes in the health care industry because of political and economic influences, changes in regulations governing the industry, changes in reimbursement levels including those under the Medicare and Medicaid programs, changes in the competitive marketplace, and changes in current trends in the cost and volume of general and professional liability claims. There can be no assurance that such factors or other factors will not affect the accuracy of such forward-looking statements.

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Hospice and Home Care

ur hospice services focus on the physical, spiritual and psychosocial needs of individuals facing a life-limiting illness. Palliative and clinical care, education, counseling and other resources not only take into consideration their needs, but the needs of their family members, as well. Hospice services are provided in people's homes and in skilled nursing and assisted living centers. Home care is provided to individuals who choose to have their intermittent skilled services and care in the comfort of their homes. We provide a spectrum of services from complex clinical interventions to personal care.



Outpatient Rehabilitation Therapy

n addition to the rehabilitation provided in each of our skilled nursing centers, rehabilitation services are provided in our outpatient therapy clinics and at work sites, schools, homes, hospitals and other off-site locations. Licensed therapists provide physical, speech and occupational therapy for patients recovering from major surgery; strokes; heart attacks; workplace and sports injuries; neurological and orthopedic conditions; and other illnesses, injuries and disabilities. Therapists also work with companies on training programs for such areas as repetitive motion and correct lifting to help minimize employee workplace injuries.



Long-Term Skilled Care

Professional staff provides physician-prescribed comprehensive health care around the clock. High-quality medical care and rehabilitation through registered and licensed practical nurses; certified nursing assistants; and physical, occupational and speech therapists are complemented by social work, activities, nutrition services, and housekeeping and laundry services. The physician, the center's interdisciplinary team, and the patient and his or her family work together to design an individualized plan of care addressing the patient's health needs, functional abilities, chronic illnesses and desired outcomes. Balancing the progressive frailties of advanced age, health challenges and individual patient strengths frequently requires adjusting goals and care plan interventions while striving to achieve the desired quality of life and discharge plans.



Short-Term Post-Acute Medical Care and Rehabilitation

Many patients come to our nursing centers for active treatment to get back on their feet as they recover from surgery, a serious injury or a debilitating illness. Their stay is relatively short, and medical care and rehabilitation are intensely focused on overcoming barriers to a return to the community. Patients are engaged in clinical programs to improve health, function and endurance in a cost-effective alternative environment to traditional acute and rehabilitation hospitals. Education assists them and their families in making the transition. We also provide a full range of services to help manage complications related to complex medical conditions and chronic diseases.



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One test of a vibrant company is its ability to improve on past successes. In 2004, we made Manor Care a stronger company. Revenues grew 6 percent to $3.2 billion, despite divesting 21 skilled nursing and assisted living centers. Net income climbed to $168 million from $119 million in 2003, a 41 percent increase. Operating cash flow increased 10 percent to $330 million. Occupancy in our skilled nursing centers was near its five-year high. Our skilled nursing Medicare revenues increased 17 percent, as we served a greater number of post-hospital patients. We strengthened our ties with referral sources by reinforcing our ability to meet their patients' outcome goals. We stayed the course on our strategic road map, and were rewarded for our efforts.



Paul A. Ormond,
Chairman,
President and
Chief Executive Officer

We are a company of skilled professionals caring for people. In our chosen field, this is where success starts, this is where growth begins. The skill level of our caregivers has enabled us to expand our focus to a broader patient base, encompassing those who require more intensive rehabilitation and complex medical care than was typical in the past. These tend to be shorter-term patients who fall under the Medicare umbrella, ones who have spent time in a hospital for surgery, injury or debilitating illness, have exhausted their inpatient hospital benefits, but still require a high level of professional care in order to complete their healing to return home. With this emphasis, we achieved a double-digit increase in our Medicare revenues in 2004, which improved our quality mix of Medicare, private pay and managed care/insurance revenues to a new high of 70 percent in the fourth quarter. This enabled us to keep occupancy near its highest level since the prospective payment system went into effect in 1998, which was a primary driver of our revenue and earnings gains.

Revenue and earnings improvements were also aided by the growth of our hospice operations, our fastest growing business area. Our hospice revenues grew by 25 percent in 2004, another reflection of the skill level and caring attitude of our employees. We have been successful in helping patients and their families understand the value of palliative care approaches versus curative ones for people with a life-limiting illness, which is helping to quickly drive our hospice census upward.

Occupancy and census propelled earnings, and earnings, in turn, were the primary driver of the 10 percent increase in our operating cash flow to $330 million. With operating cash of this magnitude, we are in a unique position in our industry to support our growth initiatives. Annually, we invest more than $100 million in our operations to ensure they are maintained and renovated at a high-quality level that complements our caring services.

We have an ongoing expansion plan that is upgrading select centers to provide state-of-the-art rehabilitation areas, as well as increase our number of Medicare beds in high-demand markets. Investment in acquisitions and facility expansions totaled $70 million in 2004.

Free cash flow is also financing aggressive share repurchase, and after purchasing $136 million of our shares in 2004, we have purchased nearly $450 million of our shares over the past three years. We paid out nearly $50 million in dividends in 2004, and announced in January a 7 percent dividend increase to 15 cents per common share. We strengthened our balance sheet by paying down $100 million of debt through a debt tender, and had our financial strength reinforced through an investment grade rating by both Moody's and Standard & Poor's.

A crucial part of building occupancy and census is ensuring that referral sources, those who recommend where patients seek care, understand our capabilities and clinical skills to meet outcome goals. We are aggressively marketing our ability to serve those in need of a high level of care and challenging referral sources to compare our clinical staff and track record of meeting outcome goals with those of our competitors.

We are also continually investing in the recruiting, education and training, and retaining of employees to help ensure we have the talents and skills to meet the increasing needs of our patient base. Partnerships and alliances are assisting in bridging the gap between the ongoing high demand for nursing personnel and the severe supply shortage. In the midst of this short supply, we have been able to minimize the use of costly agency employees and maintain our wage rate increases in the 4 to 5 percent range.

Over the years, we have put significant effort into managing our general and professional liability costs, and have been rewarded with stable costs for our patient liability claims. This stability is the result of our management initiatives and efforts by the long-term care industry to gain tort reform in key states. We are pleased that tort reform on a national scale has been given a high priority by the current administration. There is much more that can be done, however, especially in the state of Florida, and we remain committed to working with legislators, advocacy groups and industry peers to put in place more appropriate legislation to deal with liability claims. This is a complex issue, and we feel we are making progress in helping decision-makers understand what is at stake.

Government Reimbursement

About two-thirds of the people we care for depend on state or federal funding to cover the cost of their care. Our average Medicare and Medicaid rates increased in 2004, but as we enter the new year, some uncertainty remains with regard to how rates will be affected as the year progresses. The cost that providers in our industry incur for caring for patients with increasingly more complex medical and rehabilitation needs certainly justifies current

Medicare reimbursement rates, especially considering these providers are not being reimbursed an amount adequate to cover the costs of caring for patients covered by Medicaid. But the budget deficits at both the state and federal level are leading legislators to look for ways to eliminate increases and in some cases reduce rates, even though rate increases are in line with the level of care being provided. We in our industry are eager to be part of national health care cost-containment initiatives, and we believe an obvious way we can assist is to increase the use of skilled nursing centers for patients in need of intensive care. Our industry's costs are much lower than those of hospitals and most other health care providers, and except for the most extreme examples, we can provide the care required for people recovering from chronic illnesses, serious injury and post-surgical procedures, and do so more cost-effectively, in an environment that is usually perceived as more home-like.

Our Strategic Road



Our strategic directives made a difference in 2004, and we will continue to follow this road to take the company to even greater success.

- **Focus on Margin Improvement and Revenue Growth.** A primary driver of revenue growth is increasing occupancy in our skilled nursing centers. To increase occupancy, we will focus on the basics such as turning more inquiries into admissions, promoting our clinical outcomes with referral sources, more fully deploying our customer service programs and taking advantage of our capabilities to serve more complex patients. Growth will also focus on increasing our hospice census and expanding our presence in markets where sister businesses have a strong presence. On the cost side, we will particularly concentrate on those costs related to labor, recognizing that hiring, training and retaining quality employees eliminates many cost issues. Managing general and professional liability claims will be an ongoing focus, utilizing deployment of our quality programs as a way to reduce incidents that lead to claims.

- **Expansion of Specialty and Subacute Services.** The majority of the people now passing through our nursing centers are shorter length of stay patients looking to return to the community. We have expanded our capabilities and skill set to care for these more medically complex patients. More than 85 percent of our Medicare admissions receive rehabilitation, and the significant increase in our Medicare census is a reflection of our investment in our rehabilitation capabilities and our success in helping patients meet care plan goals. Our ongoing nursing center expansion program is increasing our capacity in high-demand markets for our services and helping us to leverage our ability to treat co-morbidities and provide specialty services in areas such as wounds, pain, oncology and chronic diseases.

- **Vertical Integration.** We have a core skilled nursing presence in a wide market span, especially in the states of Ohio, Pennsylvania, Florida, Illinois and Michigan. We are using this respected foundation to build a presence for our hospice, home care and outpatient rehabilitation services. Education is a key part of hospice growth, explaining the advantages of palliative versus curative care in serving people with a life-limiting illness. We are also actively marketing the advantages of our home care services to people who still require a degree of care but wish to receive that care where they call home. Our proven outcomes in rehabilitation provide opportunities to take our skills outside the nursing center or outpatient clinic to work sites, schools, hospitals, homes and other community locations.

- **New Construction, Expansions and Acquisitions.** Building for the future is a high priority. We are identifying markets where demand for our specialty services supports new nursing center construction, and this past year we opened two new centers and began construction on a third. We are expanding our capabilities in proven markets, and in 2004 we completed seven nursing center expansions, with 17 expansions ongoing. We believe there are acquisition candidates for each of our businesses in our regional markets, especially those related to hospice and outpatient rehabilitation.

- **Alliances.** We own 97 percent of the facilities we operate, but we know there are also opportunities to partner with others and bring value to assets we do not own. Our alliances with Omnicare and Health Management Associates show the positive aspects of partnering to expand our services and penetrate markets. During the year, we also allied with joint venture partners to begin converting one of our Oklahoma skilled nursing centers into a long-term acute care hospital (LTACH). Sharing services, management skills and assets remains important to our strategic path.

Improving on Success

In 2004, we focused on growing those areas that benefit from our strengths and which can make Manor Care an even better company for our shareholders, patients and residents, and employees. In 2005, we expect to continue to generate revenue and earnings gains and achieve new successes. There are still uncertainties, but we have shown by emphasizing fundamentals – growing occupancy, managing costs, leveraging our market presence and capabilities, and generating cash to finance growth initiatives – we can tackle challenges and improve in the process. I am proud of the Manor Care team, and I commend the passionate and committed way that our employees serve those who have entrusted us with their care. We are a stronger company, and during 2005, I expect more progress along our strategic growth path.



Paul A. Ormond
Chairman, President and Chief Executive Officer

Caring People Serving Short- and Long-Term Needs

The driving commitment behind our success is our desire to meet the needs and expectations of the people we care for. Whether it is skilled nursing, rehabilitation, Alzheimer's care, hospice care or home care services, we have been successful because patients and residents have made us the choice to provide their care.

We take seriously our responsibility for those entrusted to our care, as evidenced by our Circle of Care® philosophy. Circle of Care is a company-wide program that focuses on how we treat one another – patients and their families, fellow staff, our family members and friends, and anyone else with whom we come into contact. The program comprises 11 hours of interactive training that utilizes classes, videos, group discussions and role-playing activities. The Circle of Care helps employees understand the value of the critical care they provide and to take pride in their work. In this section of our annual report are a few of our many patient success stories from the past year resulting from our Circle of Care.

Care for Both the Short and Long Term

It's still surprising to many people that our skilled nursing centers are truly that – they are not "old folks' homes" or "retirement homes" or "rest homes." They are comprehensive medical and rehabilitation centers, dedicated to meeting the care goals of patients with a wide variety of needs. Our approximately 280 skilled centers each average more than 30 admissions per month, and 80 percent of these admissions are short-term Medicare stays which average about 40 days. These are primarily people recovering from surgery, a serious injury or an acute illness. They are not looking for a new home; they are looking for skilled professionals who can get them back on their feet so that they can return to the community as quickly as possible.

A typical short-term patient is one whose old college football days finally resulted in a knee replacement, and now he needs therapy and recovery time to become mobile again. It's a woman who has been in a severe car accident and now needs extensive physical and occupational therapy to return home to her family and former life. It is a person who has been living a healthy, independent life when suddenly she is incapacitated by a stroke that requires physical, occupational and speech therapy to return her to her independent living. It's a grandfather who contracts pneumonia and needs treatment so he can get back to spending time with his grandkids. The conditions vary widely but the care plans are similar in that they usually include intensive rehabilitation and/or complex medical care with the goal of return to the community.

A number of patients who come to our skilled centers do make our center their new home. They have stayed in their former homes or some form of assisted or retirement living for as long as possible. It is only after a hospital stay or when some medical condition absolutely requires it that they are turning to a skilled nursing center. As would be expected, this means they are usually entering our centers older than was typical of our long-term patients in the past, with multiple medical issues, and are much more susceptible to conditions common to aging such as fragile skin, risk of falling, poor hydration, weight loss or general cognitive deterioration.


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THE MAJORITY OF THE PEOPLE PASSING THROUGH OUR SKILLED NURSING CENTERS ARE DOING SO BECAUSE THEY ARE RECOVERING FROM SURGERY, A SERIOUS INJURY OR AN ACUTE ILLNESS, WITH THE GOAL OF RETURNING TO THE COMMUNITY.

Decline can occur quickly with advancing age, and it is important that not only our staff but also patients' families understand and are able to identify the symptoms that can occur with aging. This recognition results in the most appropriate plan of care. Putting in place an appropriate plan requires a partnership of open communication and ongoing education among patients, families and staff. We have made the investment to help ensure evidence-based, comprehensive practice guidelines are available to the clinical team to help provide the level of care needed.

We are also focusing on educating chronically ill patients in our skilled nursing centers and their family members on the value of palliative care versus curative measures in their late stage illnesses. Twenty patient indicators can be utilized to help identify individuals who could benefit from palliative approaches. Among these indicators are age, unstable clinical condition, weight loss and periods of lethargy. With this knowledge, our caregivers can talk more candidly with patients and family members about the type of care and services that may be most appropriate and supportive.

Vasily suffered a massive stroke while driving home after dropping his grandchildren off at school. He was rushed to the hospital, and his family was told to expect the worst. After two weeks in the hospital, Vasily had managed to survive, but he was left extremely disabled. This is when he came to our skilled nursing center in Florida. Unable to swallow, he was getting nourishment through a tube inserted into his stomach. The left side of his body was completely paralyzed. He was unable to roll over, sit up or perform any basic self care. Vasily primarily spoke Ukrainian, understanding only a few words of English. Still, he understood the phrase "hard work," and he gave all he had each and every day during his physical, occupational and speech therapy sessions. Day by day, Vasily's condition began to improve. He transitioned from receiving nutrition through the tube to being able to swallow puree food and honey-thick liquids without choking. Our therapy team helped to motivate Vasily to work harder and harder, and within two months he not only was able to sit up on his own, but was ready to stand. On his daughter's birthday, Vasily took his initial steps, first with the parallel bars in the physical therapy gym, then out in the hall holding onto a railing with his strong right arm. He soon was able to walk around the center at will with a quad cane, as he prepared for a smooth transition home with his wife and daughter, less than six months since he had his massive stroke.

Quality Staffing Combines Hiring, Training and Retention

The quality of our care is dependent on the commitment of our caregivers. We believe this commitment is strengthened by not only hiring qualified people, but also providing ongoing education to improve their skills and retaining them for the longer term.

A primary focus for us is assisting those wishing to enter the nursing profession and helping those to advance who may already be a nurse's aide or licensed practical nurse. In the past two years, we have awarded over $1 million in scholarships to both employees and non-employees to help them advance their nursing profession education. We attract nursing professionals by offering to help pay off their school loans, and we also offer a tuition reimbursement assistance program for employees.



PATIENTS CHOOSE OUR COMPREHENSIVE MEDICAL AND REHABILITATION CENTERS TO STABILIZE THEIR PHYSICAL STATE, TREAT THEIR MEDICAL CONDITION AND IMPROVE THEIR FUNCTIONAL ABILITY, IN AN ENVIRONMENT THAT IS PERCEIVED AS MORE HOME-LIKE.

We continue to roll out a program for our nursing assistants that enables them to work toward a specialist credential through training in such areas as nutrition management and infection control practices. An education program for our professional nurses helps them to meet the increased demand for clinical and leadership skills. Our Nursing Leadership Development Program comprises six core tracks including personnel development, clinical systems and quality process. The program provides hands-on experience for classroom concepts, which in 2004 was enhanced to a web-based curriculum.

Focusing on the Individual

We pride ourselves on our training and the educational materials we produce for our caregivers. It is equally important that our caregivers understand why our patients are experiencing the problems they have. We need to make sure we are looking at the person, that we understand the root cause of his or her issue, and that we match our care to that person's needs. One solution will not work for all patients, so our education is focusing on looking at patients as individuals.

One of the ways our caregivers learn about our patients and residents is through our Guardian Angel program. We have discovered that when a person comes to us, it is vital that he or she receives the support and encouragement needed to achieve his or her outcome goals. Our Guardian Angel program matches a staff person with each patient at the time of his or her admission. Guardian Angels learn as much as they can about those they are matched with – their families, activities they have enjoyed in their lives, their work and other things that matter most to them. This interaction not only assists in building a relationship, but also can uncover information that could be helpful in a patient's plan of care. In addition, it gives the patient or family member the opportunity to more quickly express any concerns and help get them rectified before they become serious issues. The program continues to be rolled out to each of our centers.

Sharing Knowledge To Improve Quality of Life

We have invested heavily in training and research so our caregivers have the tools they need to provide high-quality care. Oftentimes, that investment involves working with others to combine resources and knowledge to come up with better ways to serve our patients. For example, we have been part of a two-year collaborative effort studying pain management that was sponsored by the Centers for Medicare & Medicaid Services (CMS). Through the lessons we learned in the pilot program, by the end of 2004, we saw an average improvement of approximately 40 percent in pain management across our skilled nursing centers as measured against the government's quality measures for pain. These results were not achieved by increasing medication, which has remained relatively stable, but rather primarily by adding to the care plan non-pharmacological interventions, including aromatherapy, hydrotherapy, exercise, music and massage. Over the years, we have been able to achieve a great deal independently to improve quality of care, and combining that with the knowledge of others can significantly enhance our efforts.



UR OUTPATIENT THERAPY CLINICS BUILD FROM OUR STRONG NURSING HOME PRESENCE TO TAKE OUR REHABILITATION SERVICES INTO OTHER SETTINGS SUCH AS WORK SITES WHERE OUR THERAPISTS PROVIDE TRAINING TO HELP REDUCE THE RISK OF INJURY.

From the time a patient enters the door of one of our centers, clinical and therapy staffs are working closely together to develop and implement the care plan. Therapists are thoroughly educated in clinical services' quality of life programs and in evaluating quality indicators so they can intervene quickly when they see ways a patient's progress can be accelerated. Ongoing assessments help predict potential risks for patients. For example, studies have shown that if a patient cannot reach out in front of him- or herself a certain distance, he or she will be more susceptible to falls. With this assessment, therapy staff can put in place a plan of care to help reduce this risk.

It is the therapist's responsibility to work on bridging the gap between where the patient is today and where he or she would like to be. In most cases, that includes a return to the community. As part of this goal, it is important that the patient gets all the therapy he or she needs before returning home. Being able to walk 500 feet down a hall without assistance may be an excellent accomplishment, but it doesn't necessarily mean that the patient is ready to deal with stairs, curbs and other obstacles outside the nursing center. Again, focusing on the individual and understanding as much as possible about his or her situation and needs are important parts of outcome success.

Home assessments can be a strong complement to a patient's ongoing recovery and return home. Therapists work with the patient and family members to understand the layout of the patient's home and to identify risks. They can recommend assistive devices and simple changes that can be made to reduce the risk of falls, for example. Our home care staff also provides skilled services to help ensure successful transitions back to the community.

In addition to offering rehabilitation therapy in each of our skilled nursing centers, Manor Care has outpatient therapy clinics in seven states. Therapists provide a wide variety of services encompassing physical, speech and occupational therapies. This includes traditional orthopedic therapies, sports medicine and aquatic programs, and providing services at work sites, homes, assisted living residences, schools, and hospitals and other health care settings.

Lisa, a 35-year-old mother and nurse, suffered near fatal injuries in a car crash. While she has few memories of the crash, five words remain vivid – "You will never walk again." After four months of intensive treatment in a hospital, Lisa came to our Heartland nursing center in Ohio to start her long road back. The hospital discharge planners had recommended Heartland to Lisa because of its rehabilitation and wound specialists, who would give Lisa her best chance of returning to her former life. The accident left Lisa with multiple complex medical issues including a dislocated shoulder; a fractured and dislocated hip; a sacral fracture; an open, dislocated knee; and a cerebral hemorrhage. She could not turn over alone, could not sit up and was extraordinarily depressed. The post-surgical knee wound required extensive wound vac treatments. All of this created quite a challenge for the therapy team. In the beginning Lisa was not motivated, missed her son and was not interested in getting better. The therapy team continually worked with Lisa and her family and doctor to adjust its plan of care to fit with the physical, medical and emotional obstacles. The team's tenacity won out over Lisa's sadness. They would not give up and applied every possible creative intervention to help Lisa defy the odds. One year after coming to Heartland, Lisa, using a walker, walked out on her own – back to her three-year-old son and her former life.



OUR DEMENTIA CARE IS BASED ON ENGAGEMENT METHODOLOGY, FOCUSING ON A PATIENT'S REMAINING ABILITIES AND SKILLS, NOT ON WHAT THEY HAVE LOST.


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In schools, occupational, speech and/or physical therapists help students with developmental disabilities. For assisted living centers, therapists conduct assessments and provide therapy on site. We also often provide therapists for hospitals and other nursing centers, or manage their therapy staffs for them.

Work sites are a growing area of penetration. Therapists provide functional capacity assessments to determine whether workers are physically qualified to be hired or if they are capable of returning to work if they have been injured. Oftentimes, therapists will be contracted to do job site analyses, checking out the job site to point out the risk of injury, such as in jobs that require repetitive motion or considerable lifting. In the photo on page 11, one of our therapists works in a manufacturing plant with an operator whose job task requires repetitive motion.

It's All About Outcomes

Hospitals continue to shorten patient stays, which is increasingly shifting the responsibility for providing intensive rehabilitation due to injury, illness or surgery to skilled nursing centers. Today, our nursing centers are more like hospitals than the nursing homes of 10 years ago. Like a hospital, we are now responsible for helping patients get back on their feet and return to the community, not just for preventing or delaying decline in the last years of life. And we have been successful in attracting this high-acuity patient segment because we are able to demonstrate empirically that we have a track record of success in rebuilding lives. Patients and their families seldom choose a hospital simply because it has a beautiful lobby, attractive gardens or even because it's just down the street. These are pleasing, appealing amenities, but the bottom line is people want to get the best care to get better quickly. They are even willing to inconvenience themselves a bit to get the care they believe will have a significant impact on the rest of their lives. Choosing a post-hospital skilled nursing center should be no different.

Our goal with our post-acute patients is to provide the expert clinical care and rehabilitation necessary to achieve as much recovery as possible. And before deciding where to go for care, patients and their families should want to know if the clinical team they are considering has a strong track record of success. Because we are serious about our mission to provide high-quality medical and rehabilitation services, we have been rolling out outcome measurement training to our skilled nursing centers. As of the end of 2004, nearly 90 percent of our centers had reported outcome data. From these data, we can show at these centers how well we are meeting patients' expectations and improving their ability to be functionally independent.

Engaging Those with Alzheimer's Disease

Manor Care is continually evaluating and designing approaches to advance the care of those with Alzheimer's disease and other dementias. When it comes to dementia care, we are optimists, believing the "cup is half full." When caregivers hold the opposite view – that memory-impaired patients can do very little – available abilities, habits and skills are often neglected. This can accelerate an individual's decline into disengagement with daily life, producing apathy



UR HOSPICE SERVICES INTEGRATE PALLIATIVE APPROACHES WITH CHRONIC DISEASE MANAGEMENT, PAIN AND SYMPTOM CONTROL, AND INTERVENTIONS TO ENHANCE THE QUALITY OF LIFE OF PATIENTS AND THEIR FAMILIES AND ALLEVIATE SUFFERING.

and low self-esteem. But by focusing on remaining abilities and skills, such as sorting, matching, placing items in a series and even reading, engagement in interesting activity can be supported. The patient benefits by feeling productive, with a sense of accomplishment, which heightens self-worth.

At the heart of engagement methodology, adult Montessori-based approaches are proving especially beneficial in enabling persons with dementia to reconnect with their interests and abilities and ultimately express their unique qualities. Remembering information is a primary deficit among those with Alzheimer's. Circumventing this deficit is possible when emphasis is placed on the ability to recognize rather than recall. External cues are relied on to aid recognition. For example, with a finish-the-phrase activity, it is easier for the person to have answers on the table to choose from (similar to a multiple choice quiz), rather than attempt to recall answers from memory (such as a fill-in-the-blank test). The content can be individualized to align with a person's interest, which heightens the pleasure of the activity. An example of such an activity is illustrated in the memory board game being played by two Alzheimer's assisted living residents in the photo on page 13.

Hospice Services Focus on Caring for the Body, Mind and Spirit

Hospice care is for patients who are struggling with a life-limiting illness, focusing on comfort rather than cure. Hospice enhances quality of life by addressing the physical, emotional and spiritual needs of patients, and of their caregivers and loved ones. This holistic care approach can be provided in the patient's home, a skilled nursing center, an assisted living facility or wherever the patient calls home.

Living with a terminal illness causes daily challenges, and affects the patient's body, mind and spirit. Without hospice support, individuals may experience pain, unrelieved symptoms, feelings of loss, isolation, discouragement and hopelessness, which negatively affect their quality of life. Consider a patient who has been an avid gardener all her adult life and now has entered an advanced stage of a terminal illness. Not only might she struggle with shortness of breath, but she may also suffer loss from an inability to enjoy an activity that has been a long-time part of her everyday living. Hospice can enhance patient comfort through pain and symptom management, as well as compassionately support the patient and his or her family in making this a meaningful and memorable phase of life.

A life-limiting illness does not have to cause physical pain or emotional or spiritual distress. Unfortunately, many people do not understand the Medicare hospice benefit or specialty end-of-life care, and their ability to access it. Also, too often people fail to take advantage of hospice care until late into their advanced illness. A recent study has indicated that delaying hospice care often leads to increased depression for family members, possibly due to the fact that there has not been time for adequate grief counseling and preparation prior to their loved one's death. In addition, family members often regret not finding out about available support services until late in their loved one's illness, as well as not fully understanding what these services offer.

Our hospice operations also work with our skilled nursing centers. Together, they are able to assist terminally ill patients and their families in understanding changes in the patient's condition, the implications of these changes as they relate to ongoing and future care, goals of treatment and the value of palliative care during the advanced illness stage.

Care at Home

More and more older adults are expressing the desire to stay in their homes as long as possible. At the same time, federal and state governments are encouraging people to stay in their homes to reduce the flow of Medicare and Medicaid dollars to other, more expensive forms of care. We are also finding that patients who spend a short period in one of our nursing centers following a hospital event often benefit from the support of health care professionals with their return home. They may get around fine in the supervised and assistive environment of the nursing center, but that's not like navigating stairs, throw rugs and pieces of furniture at home. Transitional assistance is often still needed.

Home care may include clinical services such as wound care; infusion therapy; cardiac rehabilitation; and physical, occupational and speech therapies. Additionally, it can provide assistance with daily activities such as personal hygiene, assistance with walking and getting in and out of bed, medication management, light housekeeping and generally maintaining a safe environment. And while much of the emphasis is on older adults, home care is also growing for individuals of all ages suffering from a chronic illness or recovering from an acute illness or injury.

We have been successful growing this business due to the wide array of services we can provide, including infusion pharmacy products as needed by patients. Managed care companies, in particular, find it much easier to contract with a national company which can provide a broad array of services, the quality professional staff and the pharmacy, rather than having to contract with local providers in each community. As our population ages, the demand for home care services is only going to increase.

The staff at our Heartland home care office in Kansas received a call from a physician's office at a medical center in Wichita which had a patient we'll call "John." John was diabetic and had ulcers on his legs. He was also suffering from a lot of pain and had pretty much given up on the potential to heal. In fact, he had gone to his physician and requested his legs be amputated. The physician preferred to give healing one last chance. He said to John, "Let me get you some home health care. Let's give this a try and see where we can go." The physician relied on Heartland's clinical experience in helping put together the plan to heal John's wounds. The Heartland interdisciplinary team then worked to develop and propose the best plan. As a result of implementing the plan, his wounds healed and John did not require amputations. The physician was impressed, John was thrilled, and we were happy that we could play a role in enhancing John's quality of life.

Results of Operations – Overview

Manor Care, Inc., which we also refer to as Manor Care or HCR Manor Care, provides a range of health care services, including skilled nursing care, assisted living, subacute medical and rehabilitation care, hospice care, home health care and rehabilitation therapy.

Long-Term Care

The most significant portion of our business relates to long-term care, including skilled nursing care and assisted living. On December 31, 2004, we operated 279 skilled nursing facilities and 65 assisted living facilities in 31 states with 62 percent of our facilities located in Florida, Illinois, Michigan, Ohio and Pennsylvania. Within some of our centers, we have medical specialty units which provide subacute medical and rehabilitation care and/or Alzheimer's care programs.

The table below details the activity in the number of skilled nursing and assisted living facilities and beds during the past three years. The additions represent facilities built or transferred out of assets held for sale. The divestitures include facilities that were sold, closed or converted into a long-term acute care hospital (LTACH), as well as facilities with a lease that expired or was assigned. We sold certain facilities that no longer fit our strategic growth plan. Their results of operations are insignificant to us. We currently have one skilled nursing facility under construction and the conversion of a facility into an LTACH as part of a joint venture. We expect both to open in 2005. We have not included in the table any activity related to expansion of beds in existing facilities.

	2004		2003		2002	
	Facilities	Beds	Facilities	Beds	Facilities	Beds
Skilled nursing facilities:						
Additions	2	173	–	–	–	–
Divestitures	16	2,613	3	374	3	498
Assisted living facilities:						
Additions	–	–	–	–	14	826
Divestitures	5	532	–	–	–	–

Hospice and Home Health

Our hospice and home health business includes all levels of hospice care, home care and rehabilitation therapy with 97 offices in 24 states. The growth in our hospice and home health business is primarily a result of opening additional offices and expansion of our hospice client base in existing markets where we benefit from our long-term care relationship. We also had growth from small acquisitions.

Other Health Care Services

In addition to the rehabilitation provided in each of our skilled nursing centers, we provide rehabilitation therapy in our outpatient therapy clinics and at work sites, schools and hospitals. Our 89 outpatient therapy clinics are located in Midwestern and Mid-Atlantic states, Texas and Florida.

On April 30, 2002, we completed the sale of our Mesquite, Texas acute care hospital to Health Management Associates, Inc., or HMA, for $79.7 million in cash. Separately, we invested $16.0 million to acquire 20 percent of the HMA entity owning the hospital. The total gain on the sale of the hospital was $38.8 million. We recorded a pretax gain of $31.1 million and deferred $7.7 million, or 20 percent, of the gain. Simultaneously, we acquired for $16.0 million a 20 percent interest in an HMA entity that had recently acquired another hospital in Mesquite, Texas.

Other Services

We are a majority owner of a medical transcription company that converts medical dictation into electronically formatted patient records. Health care providers use the records in connection with patient care and other administrative purposes.

Medicare and Medicaid Payments

Government reimbursement programs such as Medicare and Medicaid prescribe, by law, the billing methods and amounts that may be charged and reimbursed to care for patients covered by these programs. In recent years, Congress has passed a number of laws that have effected major changes in the Medicare and Medicaid programs. The Balanced Budget Act of 1997, or the Budget Act, sought to achieve a balanced federal budget by, among other things, reducing federal spending on Medicare and Medicaid. The Budget Act contained numerous changes affecting Medicare and Medicaid payments to skilled nursing facilities, home health agencies, hospices and therapy providers, among others. Prior to the Budget Act, Medicare reimbursed skilled nursing facilities under a cost-based reimbursement system. Effective for cost reporting periods beginning on or after July 1, 1998, the Budget Act adopted a prospective payment system in which Medicare reimburses skilled nursing facilities at a daily rate for specific covered services, regardless of their actual cost, based on various categories of patients. The Budget Act also required a prospective payment system to be established for home health services, which began October 1, 2000. In addition, the Budget Act reduced payments to many providers and suppliers, including therapy providers and hospices, and gave states greater flexibility to administer their Medicaid programs by repealing the federal requirement that payment be reasonable and adequate to cover the costs of "efficiently and economically operated" nursing facilities.

In 1999 and 2000, Congress passed legislation to redress certain reductions in Medicare reimbursement resulting from the Budget Act. Further refinements also were made by the Medicare Prescription Drug, Improvement, and Modernization Act of 2003, or MMA 2003, which was signed into law December 8, 2003. Several provisions of these bills continue to positively affect us, as follows:

- A temporary increase in the payment for certain high-cost nursing home patients, for services provided beginning April 1, 2000 and continuing at least until the Centers for Medicare & Medicaid Services, or CMS, implements a refined patient classification to better account for medically complex patients. CMS did not implement such refinements in fiscal years 2004 or 2005. President Bush's proposed fiscal year 2006 budget includes the implementation of the refinements in fiscal 2006.

- Specific services or items, such as ambulance services in conjunction with renal dialysis, chemotherapy items and prosthetic devices, furnished on or after April 1, 2000, may be reimbursed outside of the prospective payment system daily rate.

- A two-year moratorium on the annual $1,500 therapy cap (indexed for inflation) on each of physical/speech therapy and occupational therapy beginning with services provided on or after January 1, 2000. Later legislation amended this provision, extending the moratorium through December 31, 2002. The per beneficiary limits, which were adjusted for inflation to $1,590, were imposed beginning September 1, 2003. The MMA 2003 suspends application of the therapy caps from December 8, 2003 through calendar year 2005.

While certain of the increases in Medicare reimbursement for skilled nursing facilities expired on September 30, 2002 (the so-called Medicare Cliff), we offset the decrease in Medicare revenues by a shift in the payor mix of our patients to a higher percentage of Medicare patients. Further, effective October 1, 2003, CMS increased skilled nursing facility payment rates for fiscal year 2004 by providing a 3.0 percent inflation update, and an additional 3.26 percent rate increase to reflect "forecast error" underpayments since 1998. Effective October 1, 2004, CMS increased skilled nursing facility payment rates by 2.8 percent. No assurances can be given as to whether Congress will increase or decrease reimbursement in the future, the timing of any action or the form of relief, if any, that may be enacted.

We face challenges with respect to states' Medicaid payments since many currently do not cover the total costs incurred in providing care to those patients. Budgetary pressures continue at the state level and could have an effect on available funding for Medicaid services. States will continue to control Medicaid expenditures but also look for adequate funding sources. Our Medicaid rates increased 4 percent between 2003 and 2004. We expect our Medicaid rates to increase between 3-4 percent in 2005. President Bush's proposed fiscal year 2006 budget includes several Medicaid reforms that could affect federal funding. Due to pressure on many states' budgets, there is no assurance that the funding for our services will increase or decrease in the future.

Labor

Labor costs consist of wages, temporary nursing staffing and payroll overhead, including workers' compensation. Labor costs account for approximately 63 percent of the operating expenses of our long-term care segment. Our long-term care wage rate increases in 2004 were approximately 5 percent. We continued to decrease our temporary staffing expense and workers' compensation expense in 2004. See additional discussion of workers' compensation under Critical Accounting Policies.

We compete with other health care providers to attract and retain qualified or skilled personnel. We also compete with various industries for lower-wage employees. Although we currently do not face a staffing shortage in all markets where we operate, we have used high-priced temporary help to supplement staffing levels in markets with shortages of health care workers. Since 2001, we have implemented additional training and education programs which have helped with retention of employees. Our temporary staffing costs for our long-term care segment decreased by 10 percent between 2003 and 2004 and 39 percent between 2002 and 2003. If a shortage of nurses or other health care workers occurred in all geographic areas in which we operate, it could adversely affect our ability to attract and retain qualified personnel and could further increase our operating costs.

General and Professional Liability Costs

Patient care liability is still a serious industry-wide cost issue. The health care industry is making progress in state legislatures and at the national level to enact tort reform. With tort reform and our proactive management initiatives, our number of new claims has decreased and our average settlement cost per claim has a downward trend. During 2003, strong tort reform legislation capping medical malpractice awards was passed in Texas and upheld by a state constitutional amendment. Other key states made a start at meaningful tort reform. The long-term care industry received some assistance with the passage of a measure of tort reform in Florida in May 2001 that became fully effective on October 5, 2001. The 2001 legislation included caps on punitive damages, limits to add-on legal fees, tougher rules of evidence and a reduced statute of limitations. While we cannot insure that any of these or other legislative changes will have a positive impact on the current trend, we believe that these changes were an important first step in achieving more balanced tort laws in our country.

Critical Accounting Policies

The accompanying consolidated financial statements have been prepared in conformity with U.S. generally accepted accounting principles. When more than one accounting principle, or the method of its application, is generally accepted, we select the principle or method that is appropriate in our specific circumstances. Application of these accounting principles requires us to make estimates about the future resolution of existing uncertainties; as a result, actual results could differ from these estimates. In preparing these financial statements, we have made our best estimates and judgments of the amounts and disclosures included in the financial statements, giving due regard to materiality.

Receivables and Revenue Recognition

Revenues are recognized when the related patient services are provided. The revenues are based on established daily or monthly rates adjusted to amounts estimated to be received under governmental programs and other third-party contractual arrangements. Receivables and revenues are stated at amounts estimated by us to be the net realizable value. No individual customer or group of customers accounts for a significant portion of our revenues or receivables. Certain classes of patients rely on a common source of funds to pay the cost of their care, such as the federal Medicare program and various state Medicaid programs. Medicare program revenues for the years prior to the implementation of the prospective payment system and certain Medicaid program revenues are subject to audit and retroactive adjustment by government representatives. We believe that any differences between the net revenues recorded and final determination will not materially affect the consolidated financial statements.

Allowance for Doubtful Accounts

We evaluate the collectibility of our accounts receivable based on certain factors, such as payor type, historical collection trends and aging categories. The percentage that we apply to the receivable balances is based on our historical experience and time limits, if any, for each particular pay source, such as private, insurance, Medicare and Medicaid.

Impairment of Property and Equipment and Intangible Assets

We evaluate our property and equipment and intangible assets on a quarterly basis to determine if facts and circumstances suggest that the assets may be impaired or the life of the asset may need to be changed. We consider internal and external factors of the individual facility or asset, including changes in the regulatory environment, changes in national health care trends, current period cash flow loss combined with a history of cash flow losses, and local market developments. If these factors and the projected undiscounted cash flow of the entity over its remaining life indicate that the asset will not be recoverable, the carrying value will be adjusted to its fair value if it is lower. If our projections or assumptions change in the future, we may be required to record additional impairment charges for our assets.

General and Professional Liability

We purchase general and professional liability insurance and have maintained an unaggregated self-insured retention per occurrence ranging from $0.5 million to $12.5 million, depending on the policy year and state. In addition, for the policy period beginning June 1, 2004, we formed a captive insurance entity to provide a coverage layer of $12.5 million in excess of $12.5 million per claim.

Our general and professional reserves include amounts for patient care-related claims and incurred but not reported claims. The amount of our reserves is determined based on an estimation process that uses information obtained from both company-specific and industry data. The estimation process requires us to continuously monitor and evaluate the life cycle of the claims. Using data obtained from this monitoring and our assumptions about emerging trends, we along with our independent actuary develop information about the size of ultimate claims based on our historical experience and other available industry information. The most significant assumptions used in the estimation process include determining the trend in costs, the expected cost of claims incurred but not reported and the expected costs to settle unpaid claims. Our assumptions take into consideration our internal efforts to contain our costs by reviewing our risk management programs, our operational and clinical initiatives, and other industry changes affecting the long-term care market. We also monitor the reasonableness of the judgments made in the prior-year estimation process and adjust our current-year assumptions accordingly. Semi-annually, our independent actuary evaluates our reserve levels.

We do see an improving trend in terms of patient liability costs. The number of new claims in 2004 decreased compared to 2003, and 2003 was similar to 2002. Our average settlement cost per claim has a downward trend over the past three years. Our independent actuary provides us with a range of indicated loss reserves in the second quarter and fourth quarter every year. Based on our own review of trends and confirmed with our independent actuary's fourth-quarter analysis, it was determined that we would lower our accrual rate by approximately $1.2 million on a quarterly basis in the fourth quarter of 2004. We were able to lower our accrual rate by approximately $4.0 million per quarter beginning in the fourth quarter of 2003. We expect our accrual for current claims per month to be $5.1 million through our policy period ending May 31, 2005. At December 31, 2004 and 2003, our general and professional liability consisted of short-term reserves of $65.9 million and $69.8 million, respectively, and long-term reserves of $122.5 million and $107.5 million, respectively. The expense for general and professional liability claims, premiums and administrative fees was $78.7 million, $87.9 million and $82.1 million for the years ended December 31, 2004, 2003 and 2002, respectively. Although we believe our liability reserves are adequate and appropriate, we can give no assurance that these reserves will not require material adjustment in future periods.

Workers' Compensation Liability

Our workers' compensation reserves are determined based on an estimation process that uses company-specific data. We continuously monitor the claims and develop information about the ultimate cost of the claims based on our historical experience. The most significant assumptions used in the estimation process include determining the trend in costs, the expected costs of claims incurred but not reported and the expected future costs related to existing claims. In addition, we review industry trends, changes in the regulatory environment and our internal efforts to contain our costs with safety and training programs. During 2003 and continuing into 2004, we expanded and increased attention to our safety, training and claims management programs. The number of new claims in 2004 decreased in comparison to the prior years. As a result of these factors, our workers' compensation expense decreased $12.3 million from 2003 to 2004 and decreased $14.6 million from 2002 to 2003. At December 31, 2004 and 2003, the workers' compensation liability consisted of short-term reserves of $23.7 million and $26.5 million, respectively, and long-term reserves of $41.5 million and $40.5 million, respectively. Although we believe our liability reserves are adequate and appropriate, we can give no assurance that these reserves will not require material adjustment in future periods.

Year Ended December 31, 2004 Compared with Year Ended December 31, 2003

Revenues

Our revenues increased $179.4 million, or 6 percent, from 2003 to 2004. Revenues from our long-term care segment (skilled nursing and assisted living facilities) increased $117.8 million, or 5 percent, due to increases in rates/patient mix of $211.6 million and occupancy of $15.5 million that were partially offset by a decrease in capacity of $109.3 million. Our revenues from the hospice and home health segment increased $54.4 million, or 17 percent, primarily because of an increase in the number of patients utilizing our hospice services.

Our rate increases for the long-term care segment related to Medicare, Medicaid and private pay sources. Our average Medicare rate increased 7 percent from $317 per day in 2003 to $340 per day in 2004. Our Medicare rates increased as a result of inflationary increases and CMS forecast error underpayments, as described in the Overview, as well as higher acuity Medicare patients. Our average Medicaid rate increased 4 percent from $131 per day in 2003 to $136 per day in 2004. Our average private and other rates for our skilled nursing facilities increased 5 percent from $190 per day in 2003 to $200 per day in 2004. The increase in overall rates was also a result of a shift in the mix of our patients to a higher percentage of Medicare patients.

Our occupancy levels remained constant at 88 percent for 2003 and 2004. Excluding start-up facilities, our occupancy levels were 89 percent for 2003 and 88 percent for 2004. Our occupancy levels for skilled nursing facilities remained constant at 89 percent for 2003 and 2004.

Our bed capacity declined between 2003 and 2004, primarily because of the divestiture of facilities in 2004 (see our table in the Overview). The quality mix of revenues from Medicare, private pay and insured patients that related to long-term care facilities and rehabilitation operations was 67 percent in 2003 compared with 69 percent in 2004. In the fourth quarter of 2004, our quality mix of revenues increased to 70 percent.

Operating Expenses

Our operating expenses increased $124.3 million, or 5 percent, from 2003 to 2004. During the second quarter of 2003, we recorded an expense of $8.4 million for a proposed settlement of a review of certain Medicare cost reports filed by facilities of Manor Care of America, Inc., or MCA (the former Manor Care, Inc.), prior to the implementation of the prospective payment system. This review, which was conducted by the Department of Justice and the Office of Inspector General of the Department of Health and Human Services, focused primarily on nursing cost allocations made in reliance upon instructions from the facilities' Medicare fiscal intermediary for the period 1992-1998. We believe the MCA facilities were fully entitled to the reimbursement they received for these allocations. The definitive settlement agreement was finalized and $8.4 million paid in the second quarter of 2004.

Operating expenses from our long-term care segment increased $73.9 million, or 3 percent, between 2003 and 2004. The largest portion of the long-term care operating expense increase of $34.6 million related to labor costs. Our average wage rates increased 5 percent compared with 2003. Our other operating expense increase for this segment included ancillary costs, excluding internal labor, of $30.8 million. Ancillary costs, which include various types of therapies, medical supplies and prescription drugs, increased as a result of our more medically complex patients. Offsetting these increases was a decrease in our general and professional liability expense by $9.2 million because of the decrease in our claims accrual. Refer to our Overview and Critical Accounting Policies for additional discussion of our general and professional liability costs.

Our operating expenses from our hospice and home health segment increased $45.3 million, or 17 percent, between 2003 and 2004. The increase in our costs was directly related to the growth in our business. The increase related to labor costs of $28.7 million, ancillary costs including pharmaceuticals of $4.7 million and other direct nursing care costs, including medical equipment and supplies, of $2.9 million.

General and Administrative Expenses

Our general and administrative expenses decreased $17.0 million from 2003 to 2004. The decrease in expense primarily related to costs associated with our stock appreciation rights and deferred compensation plans. During 2003, our stock price increased over 85 percent, which resulted in a significant increase in expense. During 2004, our stock price has been stable and, as a result, no major fluctuations occurred in this expense. The decrease in these costs included in general and administrative expenses was $11.9 million.

In 2003, we terminated our split-dollar arrangements covering an executive life insurance program and transferred our share of the split-dollar life insurance policies to the officers and key employees. This action resulted in a charge of $5.3 million and was taken to comply with the Sarbanes-Oxley Act of 2002 and contractual requirements, as well as to address tax law changes.

Depreciation and Amortization

Our depreciation expense increased $0.9 million from 2003 to 2004. Excluding our divested facilities, depreciation expense increased $4.3 million because of new construction projects and renovations to existing facilities. Our amortization decreased $1.9 million from 2003 to 2004, primarily due to a decline in software amortization.

Early Extinguishment of Debt

We incurred $11.2 million in costs related to the early extinguishment of $50 million of 7.5% Senior Notes and $50 million of 8% Senior Notes, pursuant to our previously announced cash tender offers. The costs included a prepayment premium of $10.5 million, fees and expenses of $0.4 million and the write-off of deferred financing costs of $0.3 million.

Gain on Sale of Assets

Our gain on sale of assets in 2004 primarily resulted from the sale of 15 facilities and certain other assets. Our gain on sale of assets in 2003 primarily related to the sale of non-strategic land parcels and securities.

Income Taxes

Our effective tax rate was 34.0 percent in 2004 compared with 37.5 percent in 2003. Our effective tax rate was lower in 2004 primarily because of the adjustment of prior years' estimated federal and state tax liabilities. In 2004, the Internal Revenue Service completed the examination of our federal income tax returns through 2001. We expect our effective tax rate to be approximately 37.0 percent for 2005.

Inflation

We believe that inflation has had no material impact on our results of operations.

Year Ended December 31, 2003 Compared with Year Ended December 31, 2002

Revenues

Our revenues increased $124.0 million from 2002 to 2003. Excluding the results of our hospital that we sold in 2002, revenues increased $145.3 million, or 5 percent, compared with 2002. Revenues from our long-term care segment increased $93.9 million, or 4 percent, primarily due to increases in rates/patient mix of $81.5 million and occupancy of $37.4 million that were partially offset by a decrease in capacity of $25.0 million. Our revenues from the hospice and home health segment increased $44.9 million, or 16 percent, primarily because of an increase in hospice patient days.

Our rate increases for the long-term care segment related only to Medicaid and private pay sources. Our average Medicaid rate increased 5 percent from $125 per day in 2002 to $131 per day in 2003. Our average private and other rates for our skilled nursing facilities increased 4 percent from $182 per day in 2002 to $190 per day in 2003. The increase in overall rates was also a result of the shift in the mix of our patients to a higher percentage of Medicare patients, even though the average Medicare rate decreased 3 percent from $328 per day in 2002 to $317 per day in 2003. The rate decreased because certain increases in Medicare reimbursement for skilled nursing facilities expired on September 30, 2002, the so-called Medicare Cliff. The rate reduction from the Medicare Cliff was partially offset by the increase in rates in the fourth quarter of 2003 as a result of inflationary increases and to make up for previous CMS forecast error underpayments. In the fourth quarter of 2003, our average Medicare rate was $334 per day, an increase of $22 per day over the third quarter of 2003.

Our occupancy levels increased from 87 percent for 2002 to 88 percent for 2003. Excluding start-up facilities, our occupancy levels were 88 percent for 2002 and 89 percent for 2003. Our occupancy levels for skilled nursing facilities were 88 percent for 2002 and 89 percent for 2003. In the fourth quarter of 2003, our skilled nursing occupancy increased to 90 percent.

Our bed capacity declined between 2002 and 2003, primarily because we sold three facilities in 2003 (see our table in the Overview). The quality mix of revenues from Medicare, private pay and insured patients related to long-term care facilities and rehabilitation operations remained constant at 67 percent for 2002 and 2003.

Operating Expenses

Our operating expenses increased $121.9 million from 2002 to 2003. Excluding the results of our hospital that was sold in 2002, operating expenses in 2003 increased $141.6 million, or 6 percent, compared with 2002. During the second quarter of 2003, we recorded an expense of $8.4 million for a proposed settlement of a review of certain Medicare cost reports filed by facilities of MCA for the period 1992-1998, as discussed previously.

Operating expenses from our long-term care segment increased $102.2 million, or 5 percent, from 2002 to 2003. The largest portion of the long-term care operating expense increase of $50.4 million related to labor costs. Our other operating expense increase for this segment included ancillary costs, excluding internal labor, of $17.7 million. Ancillary costs, which include various types of therapies, medical supplies and prescription drugs, increased as a result of our more medically complex patients. The expense related to our stock appreciation rights increased $6.7 million because of the increase in our stock price during the year.

Our long-term care general and professional liability expense increased $6.7 million from 2002 to 2003. Our 2002 expense included $3.5 million of additional expense due to a court-ordered liquidation of one of our insurers. The corresponding reserve represents our estimated costs for claims in 1993 to 1997 that may not be covered by government emergency recovery funds. The $10.2 million increase, excluding the additional expense in 2002, related to an increase in the claims accrual and insurance premiums. Refer to our Overview and Critical Accounting Policies for additional discussion of our general and professional liability costs.

Operating expenses from our hospice and home health segment increased $28.8 million, or 12 percent. The increase related to labor costs of $14.7 million, ancillary costs including pharmaceuticals of $5.2 million and other direct nursing care costs, including medical equipment and supplies, of $4.9 million.

General and Administrative Expenses

Our general and administrative expenses increased $25.9 million compared with 2002. The significant expense in 2003 related to the increase in costs associated with our stock appreciation rights and deferred compensation plans. The increase in these costs included in general and administrative expenses was $19.8 million and primarily resulted from an increase in our stock price of over 85 percent. The increase in costs related to stock appreciation rights and deferred compensation plans was recorded in both general and administrative expenses and operating expenses. The total increase for these expenses was $28.9 million.

In 2002, we recorded a $13.6 million charge related to the restructuring of our split-dollar insurance arrangements which fund one of our senior executive retirement plans. Under these arrangements, the officers are owners of the life insurance policies subject to an assignment to Manor Care of an interest in the policy cash value equal to the premiums paid by us. Because of the possible interpretation that our future payment of premiums on these policies would be considered a prohibited loan under the Sarbanes-Oxley Act of 2002, we suspended future premium payments following the passage of that Act. Policy dividend values are currently being used to pay the required portion of the annual premiums. In addition, under the split-dollar assignment agreements, the transaction with MCA in 1998 required us to set aside cash for future premium payments or to reallocate a portion of the corporate interest in the policies. As the Sarbanes-Oxley Act may prohibit additional funding by Manor Care, we committed to reallocate $22.1 million of our interest in the policy cash surrender values to the various officer policies, upon officer retirement. This reallocation increased our accrued liability, resulting in a charge of $13.6 million.

In 2003, we also terminated our split-dollar arrangements covering an executive life insurance program and transferred our share of the split-dollar life insurance policies to the officers and key employees. This action resulted in a charge of $5.3 million, as discussed previously.

The remaining increase in general and administrative expenses primarily related to wages, consulting expenses and other general inflationary costs.

Asset Impairment

During our quarterly reviews of long-lived assets in 2002, management determined that certain assets were impaired by $33.6 million. The impairment consisted of $17.8 million for long-term care facilities, $2.8 million for non-strategic land parcels, $7.6 million for assets held for sale and $5.4 million for our vision business.

Management assesses quarterly whether any of its long-term care facilities are impaired. We consider indicators of impairment to be either market conditions or negative cash flows. The various market conditions include the litigation environment, deterioration of the areas in which the facilities are located, deteriorating state government reimbursement, condition of the physical plant and excess bed capacity. During the spring of 2002, we engaged in a portfolio management review. Our new portfolio management strategy included evaluating as divestiture targets older assets, poor or declining financial performers, geographically isolated facilities with lower per diem revenues, facilities operating in a state with low Medicaid reimbursement, and facilities in states with punitive regulatory/survey and/or an unfavorable litigation climate. We also looked at alternatives for moving beds from underperforming facilities to locations where demand would fill them or combining assets of locations in the same geography into a single location.

The long-term care facilities that were impaired as part of this strategy included seven skilled nursing facilities and three assisted living facilities. Of these 10, various market conditions were considered, which resulted in the impairment of eight facilities. These impairments were based on management's judgment and independent real estate broker valuations. The remaining two facilities had a history of negative cash flows for more than three years. The results of operations could not be improved even after changing facility management several times. As of December 31, 2004, we closed one facility, sold six facilities and are currently operating the other three facilities. The carrying values of the 10 facilities were reduced by $17.8 million to their estimated fair values of $16.5 million. The estimated fair values were determined based on comparable sales values. The carrying values of 12 land parcels exceeded their estimated fair values by $2.8 million. The fair values were based on estimated sales values under current market conditions.

During 2002, we received offers on all 13 of our assisted living facilities that had been held for sale. The offers, less the cost to sell, were less than our carrying values on 12 of these facilities and required us to write down the asset values by $8.3 million to their estimated fair values of $44.8 million. We sold two of the Texas facilities in the fourth quarter of 2002. The remaining 11 facilities did not have final purchase agreements at December 31, 2002 and, accordingly, were no longer held for sale. Because the writedown of the assets to fair value was in excess of the depreciation that we would have recorded on these facilities, we did not have to recognize a retroactive depreciation adjustment when the facilities were transferred to property and equipment. This transfer required us to reverse $0.7 million of expense previously recorded for estimated selling costs. We continued to successfully operate these 11 facilities at December 31, 2004.

We decided that our vision business was no longer a long-term strategy. Because of this decision, our non-compete and management contracts were impaired and written down by $5.4 million. The fair value of the management contracts was determined based on a discounted cash flow or a multiple of projected earnings.

Interest Expense

Interest expense increased $4.3 million from 2002 to 2003 because of the higher interest rates associated with our fixed-rate senior notes issued in April 2003 compared with our variable-rate credit agreement debt that was paid off. The increase in interest expense also related to additional amortization of finance fees from the new senior notes. In addition, we entered into interest rate swap agreements in May 2003 on a notional amount of $200 million to hedge certain fixed-rate senior notes. These agreements effectively converted the interest rates of these notes to variable rates in order to provide a better balance of fixed- and variable-rate debt. These agreements reduced our interest expense by $1.6 million in 2003.

Gain on Sale of Assets

Our gain on the sale of assets in 2003 primarily resulted from the sale of non-strategic land parcels and sale of securities. Our gain on the sale of assets in 2002 primarily related to a $31.1 million gain recognized on the sale of our hospital.

Equity in Earnings of Affiliated Companies

Our equity earnings increased $2.5 million compared with 2002, primarily because of our ownership interests in two hospitals acquired on April 30, 2002.

Cumulative Effect of Change in Accounting Principle

In July 2001, the Financial Accounting Standards Board (FASB) issued Statement No. 142, "Goodwill and Other Intangible Assets," that we adopted January 1, 2002. Under this Statement, goodwill and indefinite-lived intangible assets are no longer amortized but are reviewed annually for impairment, or more frequently if impairment indicators arise. We completed our initial impairment test and determined that $1.3 million of our goodwill related to our vision business was impaired. The impairment loss, with no tax effect, was recorded retroactive to January 1, 2002 as a cumulative effect of a change in accounting principle.

Inflation

We believe that inflation has had no material impact on our results of operations.

Financial Condition – December 31, 2004 and 2003

Net property and equipment decreased $19.1 million primarily because of depreciation of $121.5 million and disposal of assets of $49.6 million. These decreases were partially offset by $114.4 million in new construction and renovations to existing facilities and $36.7 million to purchase four leased facilities in Ohio.

Long-term debt decreased because we purchased $50 million principal amount of the 7.5% Senior Notes due 2006 issued by our wholly owned subsidiary and $50 million principal amount of our 8% Senior Notes due 2008, pursuant to our previously announced cash tender offers.

New Accounting Standards

In December 2004, the FASB issued Statement No. 123 (revised 2004), "Share-Based Payment," which is a revision of Statement No. 123, "Accounting for Stock-Based Compensation." Statement 123(R) replaces APB Opinion No. 25, "Accounting for Stock Issued to Employees," and amends Statement No. 95, "Statement of Cash Flows." Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair value. The pro forma footnote disclosure is no longer an alternative to financial statement recognition. The Statement is effective for us beginning July 1, 2005, but early adoption is permitted in periods in which financial statements have not been issued. There are two transition alternatives, modified-prospective and modified-retrospective. Under the modified-prospective method, we will be required to recognize compensation cost in the financial statements on the date of adoption. Under the modified-retrospective method, we will be required to restate prior periods by recognizing in the financial statements the same amount of compensation cost as previously reported in the pro forma footnote disclosures under Statement 123. We will be permitted to apply the modified-retrospective method either to all periods presented or to the start of the fiscal year in which Statement 123(R) is adopted.

In addition, Statement 123(R) requires awards classified as liabilities (such as cash-settled stock appreciation rights) to be measured at fair value at each reporting date versus measured at intrinsic value under Statement 123. The time value of the liability will be recognized as compensation cost but then be reversed as the settlement date approaches. At expiration, total compensation cost will not differ from that which would result under the intrinsic-value method. Management expects to adopt this Statement under the modified-prospective-transition method but has not determined the impact of adoption.

Capital Resources and Liquidity

Cash Flows

During 2004, we satisfied our cash requirements primarily with cash generated from operating activities. We used the cash principally for capital expenditures, the purchase of our common stock, the paydown of debt and the payment of dividends. Cash flows from operating activities were $329.8 million for 2004, an increase of $29.3 million from 2003. The increase in cash flows resulted primarily from an increase in net income.

Investing Activities

Our expenditures for property and equipment of $151.1 million in 2004 included $36.7 million to purchase four leased facilities in Ohio and $28.9 million to construct new facilities and expand existing facilities. The proceeds from the sale of assets primarily related to the sale of 15 facilities, and two of these facilities were leased to others.

Debt Agreements

As of December 31, 2004, there were no loans outstanding under our three-year $200 million revolving credit facility. After consideration of usage for letters of credit, there was $155.8 million available for future borrowings. During August 2004, we purchased $50 million principal amount of the 7.5% Senior Notes due 2006 issued by our wholly owned subsidiary and $50 million principal amount of our 8% Senior Notes due 2008. The offers were financed with cash on hand and required a prepayment premium of $10.5 million.

The holders of our $100 million Convertible Senior Notes have the right to require us to purchase the Notes on April 15, 2005 by notifying us between the 5th and 20th business day prior to the purchase date. We are required to pay in cash the principal amount of the Notes plus any accrued and unpaid interest. Based on the current market value of the Notes, we do not expect any of the holders to require us to purchase their Notes. Unless the market value of the Convertible Senior Notes declines approximately 25 percent from its value at December 31, 2004, the holders of the Notes would receive less by requiring us to redeem the debt than from selling the Notes on the market.

Our three-year credit agreement requires us to meet certain measurable financial ratio tests, to refrain from certain prohibited transactions (such as certain liens, larger-than-permitted dividends, stock redemptions and asset sales), and to fulfill certain affirmative obligations (such as paying taxes when due and maintaining properties and licenses). We met all covenants at December 31, 2004. None of our debt agreements permit the lenders to determine in their sole discretion that a material adverse change has occurred and either refuse to lend additional funds or accelerate current loans. Our 6.25% and 8% Senior Note agreements contain a clause that is triggered if we were to have a change-of-control that is immediately followed by a downgrade in debt rating by either Standard & Poor's Ratings Service or Moody's Investors Service, Inc. If a change-of-control were followed by a rating agency downgrade, we are obligated to offer to redeem the 6.25% and 8% Senior Notes. As long as we offer to make such redemption, we will have satisfied the conditions of the 6.25% and 8% Senior Notes. Both Standard & Poor's Ratings Service and Moody's Investors Service, Inc. maintain an investment grade rating for our 6.25% and 8% Senior Notes, 2.125% Convertible Senior Notes and revolving credit facility.

Stock Purchase

During 2003 and 2004, our Board of Directors authorized us to spend up to $200 million to purchase our common stock, with $100 million of the authorization expiring on December 31, 2004 and the remaining $100 million on December 31, 2005. With these authorizations, we purchased 4,171,300 shares in 2004 for $135.6 million and had $57.3 million remaining authority as of December 31, 2004. We may use the shares for internal stock option and 401(k) match programs and for other uses, such as possible acquisitions.

Cash Dividends

On January 28, 2005, we announced that the Company will pay a quarterly cash dividend of 15 cents per share to shareholders of record on February 14, 2005. This dividend will approximate $12.9 million and is payable February 28, 2005. We intend to declare and pay regular quarterly cash dividends; however, there can be no assurance that any dividends will be declared, paid or increased in the future.

Contractual Obligations

The following table provides information about our contractual obligations at December 31, 2004:

	Payments Due by Years				
	Total	2005	2006-2007	2008-2009	After 2009
			(In thousands)		
Debt including interest payments [1]	$ 720,717	$ 37,051	$ 257,472	$ 182,444	$ 243,750
Capital lease obligations	16,056	1,968	3,638	1,114	9,336
Operating leases [2]	77,237	13,349	17,744	32,689	13,455
Internal construction projects	14,102	14,102			
Deferred acquisition costs	2,000		2,000		
Total	$ 830,112	$ 66,470	$ 280,854	$ 216,247	$ 266,541

[1] The debt obligation includes the principal payments and interest payments through the maturity date. For variable-rate debt and variable-rate payment obligations under our interest rate swap agreements, we have computed our obligation based on the rates in effect at December 31, 2004 until maturity. For our Convertible Senior Notes, the holders have the right to require us to purchase the Notes on April 15, 2005. Because we have the ability and intent to finance the purchase with our revolving credit facility, we are including the principal payment and assuming interest is paid through April 21, 2006 (maturity date of credit facility).

[2] The operating lease obligation includes the annual operating lease payments on our corporate headquarters that reflect interest only payments on the lessor's $22.8 million of underlying debt obligations, as well as a residual guarantee of that amount at the lease maturity in 2009. At the maturity of the lease, we will be obligated to either purchase the building by paying the $22.8 million of underlying debt or vacate the building and cover the difference, if any, between that amount and the then fair market value of the building.

We believe that our cash flow from operations will be sufficient to cover operating needs, future capital expenditure requirements, scheduled debt payments of miscellaneous small borrowing arrangements and capitalized leases, cash dividends and some share repurchase. Because of our significant annual cash flow, we believe that we will be able to refinance the major pieces of our debt as they mature. It is likely that we will pursue growth from acquisitions, partnerships and other ventures that we would fund from excess cash from operations, credit available under our revolving credit facility and other financing arrangements that are normally available in the marketplace.

Commitments and Contingencies

Letters of Credit

We had total letters of credit of $44.2 million at December 31, 2004 which benefit certain third-party insurers, and 98 percent of these letters of credit were related to recorded liabilities.

Environmental Liabilities

One or more subsidiaries or affiliates of MCA have been identified as potentially responsible parties in a variety of actions relating to waste disposal sites that allegedly are subject to remedial action under the federal Comprehensive Environmental Response Compensation Liability Act, or CERCLA, and similar state laws. CERCLA imposes retroactive, strict joint and several liability on potentially responsible parties for the costs of hazardous waste clean-up. The actions arise out of the alleged activities of Cenco, Incorporated and its subsidiary and affiliated companies. Cenco was acquired in 1981 by a wholly owned subsidiary of MCA. The actions allege that Cenco transported or generated hazardous substances that came to be located at the sites in question. Environmental proceedings may involve owners and/or operators of the hazardous waste site, multiple waste generators and multiple waste transportation disposal companies. These proceedings involve efforts by governmental entities or private parties to allocate or recover site investigation and clean-up costs, which costs may be substantial. We cannot quantify with precision the potential liability exposure for currently pending environmental claims and litigation, without regard to insurance coverage, because of the inherent uncertainties of litigation and because the ultimate cost of the remedial actions for some of the waste disposal sites where MCA is alleged to be a potentially responsible party has not yet been determined. At December 31, 2004, we had $4.5 million accrued in other long-term liabilities based on our current assessment of the likely outcome of the actions, which was reviewed with our outside advisors. At December 31, 2004, there were no receivables related to insurance recoveries.

General and Professional Liability

We are party to various other legal matters arising in the ordinary course of business, including patient care-related claims and litigation. At December 31, 2004, the general and professional liability consisted of short-term reserves of $65.9 million and long-term reserves of $122.5 million. We can give no assurance that this liability will not require material adjustment in future periods.

Quantitative and Qualitative Disclosures about Market Risk

Changes in U.S. interest rates expose us to market risks inherent with derivatives and other financial instruments. Our interest expense is most sensitive to changes in the general level of U.S. interest rates applicable to our U.S. dollar indebtedness.

In August 2004, we purchased $50 million principal amount of each of our 7.5% Senior Notes due 2006 and 8% Senior Notes due 2008. The offers were financed with cash on hand. There are no loans outstanding under our revolving credit facility at December 31, 2004.

In May 2003, we entered into interest rate swap agreements on a notional amount of $200 million in order to provide a better balance of fixed- and variable-rate debt. The agreements effectively convert the interest rate on $100 million each of our 7.5% and 8% Senior Notes to variable rates equal to six-month LIBOR plus a spread.

The tables below provide information about our derivative financial instruments that are sensitive to changes in interest rates, including interest rate swaps and debt obligations. For debt obligations, the tables present principal cash flows and weighted-average interest rates by expected maturity dates. We believe that the holders of the Convertible Senior Notes will not require us to redeem or convert the Notes through 2009. Therefore, we have included these notes in the Thereafter column. For interest rate swaps, the table presents notional amounts by expected (contractual) maturity date. Notional amounts are used to calculate the contractual payments to be exchanged under the contract.

The following table provides information about our significant interest rate risk at December 31, 2004:

	Expected Maturity Dates							Fair Value Dec. 31,
	2005	2006	2007	2008	2009	Thereafter	Total	2004
				(Dollars in thousands)				
Long-term debt:								
Fixed-rate debt		$ 100,000		$ 150,000		$ 300,000	$ 550,000	$ 610,942
Average interest rate		7.5%		8.0%		5.0%	6.3%	
Interest rate swaps – fixed to variable:								
Notional amount		$ 100,000		$ 100,000			$ 200,000	$ 5,021
Pay variable rate		L+ 5.1%		L+ 5.0%			L+ 5.1%	
Receive fixed rate		7.5%		8.0%			7.8%	

L = six-month LIBOR (approximately 2.8% at December 31, 2004)

The following table provides information about our significant interest rate risk at December 31, 2003:

	Expected Maturity Dates							Fair Value Dec. 31,
	2004	2005	2006	2007	2008	Thereafter	Total	2003
				(Dollars in thousands)				
Long-term debt:								
Fixed-rate debt			$ 150,000		$ 200,000	$ 300,000	$ 650,000	$ 725,190
Average interest rate			7.5%		8.0%	5.0%	6.5%	
Interest rate swaps – fixed to variable:								
Notional amount			$ 100,000		$ 100,000		$ 200,000	$ 4,841
Pay variable rate			L+ 5.1%		L+ 5.0%		L+ 5.1%	
Receive fixed rate			7.5%		8.0%		7.8%	

L = six-month LIBOR (approximately 1.2% at December 31, 2003)

Cautionary Statement Concerning Forward-Looking Statements

This report includes forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. We identify forward-looking statements in this report by using words or phrases such as "anticipate," "believe," "estimate," "expect," "intend," "may be," "objective," "plan," "predict," "project," "will be" and similar words or phrases, or the negative thereof.

These forward-looking statements are subject to numerous assumptions, risks and uncertainties. Factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by us in those statements include, among others, the following:

- Changes in the health care industry because of political and economic influences;
- Changes in Medicare, Medicaid and certain private payors' reimbursement levels or coverage requirements;
- Existing government regulations and changes in, or the failure to comply with, governmental regulations or the interpretations thereof;
- Changes in current trends in the cost and volume of patient care-related claims and workers' compensation claims and in insurance costs related to such claims;
- The ability to attract and retain qualified personnel;
- Our existing and future debt which may affect our ability to obtain financing in the future or compliance with current debt covenants;
- Our ability to control operating costs;
- Integration of acquired businesses;
- Changes in, or the failure to comply with, regulations governing the transmission and privacy of health information;
- State regulation of the construction or expansion of health care providers;
- Legislative proposals for health care reform;
- Competition;
- The failure to comply with occupational health and safety regulations;
- The ability to enter into managed care provider arrangements on acceptable terms;
- Litigation;
- A reduction in cash reserves and shareholders' equity upon our repurchase of our stock; and
- An increase in senior debt or reduction in cash flow upon our purchase or sale of assets.

Although we believe the expectations reflected in our forward-looking statements are based upon reasonable assumptions, we can give no assurance that we will attain these expectations or that any deviations will not be material. Except as otherwise required by the federal securities laws, we disclaim any obligations or undertaking to publicly release any updates or revisions to any forward-looking statement contained in this report to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Internal control over financial reporting refers to the process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, and includes those policies and procedures that:

(1) Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

(2) Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

(3) Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk. Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company.

Management has used the framework set forth in the report entitled Internal Control-Integrated Framework published by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission to evaluate the effectiveness of the Company's internal control over financial reporting. Management has concluded that the Company's internal control over financial reporting was effective as of December 31, 2004. Ernst & Young LLP has issued an attestation report on management's assessment of the Company's internal control over financial reporting.



Paul A. Ormond,
Chairman, President
and Chief Executive Officer



Geoffrey G. Meyers,
Executive Vice President and
Chief Financial Officer

The Board of Directors and Shareholders
Manor Care, Inc.

We have audited management's assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting, that Manor Care, Inc. maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Manor Care, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Manor Care, Inc. maintained effective internal control over financial reporting as of December 31, 2004 is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Manor Care, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Manor Care, Inc. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2004 and our report dated February 4, 2005 expressed an unqualified opinion thereon.

Ernst + Young LLP

Toledo, Ohio
February 4, 2005

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Manor Care, Inc.

We have audited the accompanying consolidated balance sheets of Manor Care, Inc. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Manor Care, Inc. and subsidiaries at December 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Manor Care, Inc.'s internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 4, 2005 expressed an unqualified opinion thereon.


Ernst + Young LLP

Toledo, Ohio
February 4, 2005

Consolidated Statements of Income

	Year ended December 31,		
	2004	2003	2002
	(In thousands, except per share data)		
Revenues	$3,208,867	$3,029,441	$2,905,448
Expenses:			
Operating	2,647,849	2,523,534	2,401,636
General and administrative	140,587	157,566	131,628
Depreciation and amortization	127,821	128,810	124,895
Asset impairment			33,574
	2,916,257	2,809,910	2,691,733
Income before other income (expenses) and income taxes	292,610	219,531	213,715
Other income (expenses):			
Interest expense	(42,420)	(41,927)	(37,651)
Early extinguishment of debt	(11,160)		
Gain on sale of assets	6,400	3,947	30,651
Equity in earnings of affiliated companies	6,975	7,236	4,761
Interest income and other	2,474	1,625	1,208
Total other expenses, net	(37,731)	(29,119)	(1,031)
Income before income taxes	254,879	190,412	212,684
Income taxes	86,657	71,405	80,820
Income before cumulative effect	168,222	119,007	131,864
Cumulative effect of change in accounting for goodwill			(1,314)
Net income	$ 168,222	$ 119,007	$ 130,550
Earnings per share – basic:			
Income before cumulative effect	$ 1.94	$ 1.33	$ 1.34
Cumulative effect			(.01)
Net income	$ 1.94	$ 1.33	$ 1.33
Earnings per share – diluted:			
Income before cumulative effect	$ 1.90	$ 1.30	$ 1.33
Cumulative effect			(.01)
Net income	$ 1.90	$ 1.30	$ 1.31*
Weighted-average shares:			
Basic	86,762	89,729	98,165
Diluted	88,725	91,313	99,328
Cash dividends declared per common share	$ .56	$ .25	

** Doesn't add due to rounding.*

See accompanying notes.

Consolidated Balance Sheets

	December 31, 2004	December 31, 2003
	(In thousands, except per share data)	
Assets		
Current assets:		
Cash and cash equivalents	$ 32,915	$ 86,251
Receivables, less allowances for doubtful accounts of $54,532 and $60,652, respectively	425,278	405,213
Prepaid expenses and other assets	24,762	27,484
Deferred income taxes	57,412	66,451
Total current assets	540,367	585,399
Net property and equipment	1,495,152	1,514,250
Goodwill	92,672	87,906
Intangible assets, net of amortization of $4,499 and $4,161, respectively	9,099	9,397
Other assets	203,408	199,759
Total assets	$ 2,340,698	$ 2,396,711
Liabilities And Shareholders' Equity		
Current liabilities:		
Accounts payable	$ 102,178	$ 101,481
Employee compensation and benefits	139,900	125,858
Accrued insurance liabilities	102,973	110,186
Income tax payable	4,710	1,410
Other accrued liabilities	49,992	46,560
Long-term debt due within one year	2,501	2,007
Total current liabilities	402,254	387,502
Long-term debt	555,275	659,181
Deferred income taxes	134,518	137,200
Other liabilities	264,492	237,723
Shareholders' equity:		
Preferred stock, $.01 par value, 5 million shares authorized		
Common stock, $.01 par value, 300 million shares authorized, 111.0 million shares issued	1,110	1,110
Capital in excess of par value	366,649	357,832
Retained earnings	1,208,493	1,089,577
Accumulated other comprehensive loss	(1,227)	(662)
	1,575,025	1,447,857
Less treasury stock, at cost (25.0 and 22.0 million shares, respectively)	(590,866)	(472,752)
Total shareholders' equity	984,159	975,105
Total liabilities and shareholders' equity	$ 2,340,698	$ 2,396,711

See accompanying notes.

	Year ended December 31,		
	2004	2003	2002
		(In thousands)	
Operating Activities			
Net income	$ 168,222	$ 119,007	$ 130,550
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	127,821	128,810	124,895
Early extinguishment of debt	11,160		
Asset impairment and other non-cash charges			34,888
Provision for bad debts	30,124	29,241	39,997
Deferred income taxes	6,357	62,005	(11,886)
Net gain on sale of assets	(6,400)	(3,947)	(30,651)
Equity in earnings of affiliated companies	(6,975)	(7,236)	(4,761)
Changes in assets and liabilities, excluding sold facilities and acquisitions:			
Receivables	(50,778)	(48,299)	(61,239)
Prepaid expenses and other assets	6,264	(7,176)	30,295
Liabilities	43,971	28,059	31,205
Total adjustments	161,544	181,457	152,743
Net cash provided by operating activities	329,766	300,464	283,293
Investing Activities			
Investment in property and equipment	(151,071)	(101,230)	(92,490)
Investment in systems development	(2,516)	(3,461)	(4,125)
Acquisitions	(4,025)	(13,276)	(37,331)
Proceeds from sale of assets	55,031	17,991	96,201
Proceeds from sale of minority interests in consolidated entity	2,778		
Net cash used in investing activities	(99,803)	(99,976)	(37,745)
Financing Activities			
Net repayments under bank credit agreement		(259,300)	(74,700)
Principal payments of long-term debt	(107,075)	(14,578)	(5,983)
Proceeds from issuance of senior notes		299,372	
Payment of financing costs and debt prepayment premium	(11,181)	(7,444)	
Purchase of common stock for treasury	(135,564)	(145,105)	(162,057)
Dividends paid	(49,306)	(22,284)	
Proceeds from exercise of stock options	19,827	4,548	1,055
Net cash used in financing activities	(283,299)	(144,791)	(241,685)
Net increase (decrease) in cash and cash equivalents	(53,336)	55,697	3,863
Cash and cash equivalents at beginning of period	86,251	30,554	26,691
Cash and cash equivalents at end of period	$ 32,915	$ 86,251	$ 30,554

See accompanying notes.

Consolidated Statements of Shareholders' Equity

	Common Stock	Capital in Excess of Par Value	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock Shares	Treasury Stock Amount	Total Shareholders' Equity
	(In thousands, except per share data)						
Balance at January 1, 2002	$ 1,110	$ 348,199	$ 878,250	$ 328	(8,742)	$ (181,349)	$1,046,538
Vesting of restricted stock		799					799
Purchase of treasury stock					(7,468)	(164,177)	(164,177)
Exercise of stock options			(2,505)		229	4,875	2,370
Tax benefit from stock transactions		306					306
Comprehensive income:							
Net income			130,550				
Other comprehensive income (loss), net of tax:							
Unrealized loss on investments				(262)			
Minimum pension liability				(114)			
Amortization of derivative loss				37			
Total comprehensive income							130,211
Balance at December 31, 2002	1,110	349,304	1,006,295	(11)	(15,981)	(340,651)	1,016,047
Issue and vesting of restricted stock		(2,104)	(320)		175	3,601	1,177
Purchase of treasury stock					(7,598)	(164,592)	(164,592)
Exercise of stock options		463	(13,121)		1,385	28,890	16,232
Tax benefit from stock transactions		10,169					10,169
Cash dividends declared ($.25 per share)			(22,284)				(22,284)
Comprehensive income:							
Net income			119,007				
Other comprehensive income (loss), net of tax:							
Unrealized gain on investments and reclassification adjustment				(212)			
Minimum pension liability				(476)			
Amortization of derivative loss				37			
Total comprehensive income							118,356
Balance at December 31, 2003	1,110	357,832	1,089,577	(662)	(22,019)	(472,752)	975,105
Issue and vesting of restricted stock		(752)			133	2,660	1,908
Purchase of treasury stock					(4,446)	(145,269)	(145,269)
Exercise of stock options		2,818			1,289	24,495	27,313
Tax benefit from stock transactions		6,751					6,751
Cash dividends declared ($.56 per share)			(49,306)				(49,306)
Comprehensive income:							
Net income			168,222				
Other comprehensive income (loss), net of tax:							
Unrealized gain on investments and reclassification adjustment				(535)			
Minimum pension liability				(67)			
Amortization of derivative loss				37			
Total comprehensive income							167,657
Balance at December 31, 2004	$ 1,110	$ 366,649	$ 1,208,493	$ (1,227)	(25,043)	$ (590,866)	$ 984,159

See accompanying notes.

1. Accounting Policies

Nature of Operations

Manor Care, Inc. (the Company) is a provider of a range of health care services, including skilled nursing care, assisted living, subacute medical and rehabilitation care, hospice care, home health care and rehabilitation therapy. The most significant portion of the Company's business relates to skilled nursing care and assisted living, operating 344 centers in 31 states with 62 percent located in Florida, Illinois, Michigan, Ohio and Pennsylvania. The hospice and home health business specializes in all levels of hospice care, home health and rehabilitation therapy with 97 offices located in 24 states. The Company provides rehabilitation therapy in nursing centers of its own and others, and in the Company's 89 outpatient therapy clinics serving the Midwestern and Mid-Atlantic states, Texas and Florida. In addition, the Company is a majority owner in a medical transcription business, which converts medical dictation into electronically formatted patient records.

Principles of Consolidation and Basis of Presentation

The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. Significant intercompany accounts and transactions have been eliminated in consolidation. Manor Care of America, Inc. (MCA) is a wholly owned subsidiary and was the former Manor Care, Inc. before the merger between Health Care and Retirement Corporation and Manor Care, Inc. in September 1998.

The Company uses the equity method to account for investments in entities in which it has less than a majority interest but can exercise significant influence. These investments are classified on the accompanying balance sheets as other long-term assets. Under the equity method, the investment, originally recorded at cost, is adjusted to recognize the Company's share of the net earnings or losses of the affiliate as it occurs. Losses are limited to the extent of the Company's investments in, advances to and guarantees for the investee. The Company had three significant equity investments at December 31, 2004. The Company has a 50 percent ownership and voting interest in a pharmacy partnership, with the other partner having the remaining interest. The Company has a 20 percent ownership and voting interest in two separate hospitals, with the other partner/shareholder having the remaining interest.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash Equivalents

Investments with a maturity of three months or less when purchased are considered cash equivalents for purposes of the statements of cash flows.

Receivables and Revenues

Revenues are derived from services rendered to patients for long-term care, including skilled nursing and assisted living services, hospice and home health care, and rehabilitation therapy. Revenues are recorded when services are provided based on established daily or monthly rates adjusted to amounts estimated to be received under governmental programs and other third-party contractual arrangements based on contractual terms and historical experience. These revenues and receivables are stated at amounts estimated by management to be the net realizable value.

For private pay patients in skilled nursing or assisted living facilities, the Company bills in advance for the following month with the remittance being due on the 10th day of the month the services are performed. Episodic Medicare payments for home health services are also received in advance of the services being rendered. All advance billings are recognized as revenue when the services are performed.

Medicare program revenues prior to June 1999 for skilled nursing facilities and October 2000 for home health agencies, as well as certain Medicaid program revenues, are subject to audit and retroactive adjustment by government representatives. Retroactive adjustments are estimated in the recording of revenues in the period the related services are rendered. These amounts are adjusted in future periods as adjustments become known or as cost reporting years are no longer subject to audits, reviews or investigations. In the opinion of management, any differences between the net revenues recorded and final determination will not materially affect the consolidated financial statements. Net third-party settlements amounted to a $15.8 million and $10.7 million receivable at December 31, 2004 and 2003, respectively. Changes in estimates to net third-party settlements receivable resulted in an $11.1 million increase to revenues for the year ended December 31, 2003.

Allowance for Doubtful Accounts

The Company evaluates the collectibility of its accounts receivable based on certain factors, such as pay type, historical collection trends and aging categories. The percentage that is applied to the receivable balances is based on the Company's historical experience and time limits, if any, for each particular pay source, such as private, insurance, Medicare and Medicaid.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is provided by the straight-line method over the estimated useful lives of the assets, generally three to 20 years for equipment and furnishings and 10 to 40 years for buildings and improvements.

Direct incremental costs are capitalized for major development projects and are amortized over the lives of the related assets. The Company capitalizes interest on borrowings applicable to construction in progress.

Goodwill

Beginning January 1, 2002, goodwill is no longer amortized but is subject to periodic impairment testing. See Note 4 for further discussion of the required change in accounting principle.

Intangible Assets

Intangible assets of businesses acquired are amortized by the straight-line method over five years for non-compete agreements and 40 years for management contracts.

Impairment of Long-Lived Assets

The carrying value of long-lived and intangible assets is reviewed quarterly to determine if facts and circumstances suggest that the assets may be impaired or that the useful life may need to be changed. The Company considers internal and external factors relating to each asset, including cash flow, contract changes, local market developments, national health care trends and other publicly available information. If these factors and the projected undiscounted cash flows of the business over the remaining useful life indicate that the asset will not be recoverable, the carrying value will be adjusted to the estimated fair value. See Note 2 for further discussion of impairment charges in 2002.

Systems Development Costs

Costs incurred for systems development include eligible direct payroll and consulting costs. These costs are capitalized and are amortized over the estimated useful lives of the related systems.

Investment in Life Insurance

Investment in corporate-owned life insurance policies is recorded net of policy loans in other assets. The net life insurance expense, which includes premiums and interest on cash surrender borrowings, net of all increases in cash surrender values, is included in operating expenses.

Insurance Liabilities

The Company purchases general and professional liability insurance and has maintained an unaggregated self-insured retention per occurrence ranging from $0.5 million to $12.5 million, depending on the policy year and state. In addition, for the policy period beginning June 1, 2004, the Company formed a captive insurance entity to provide a coverage layer of $12.5 million in excess of $12.5 million per claim. Provisions for estimated settlements, including incurred but not reported claims, are provided on an undiscounted basis in the period of the related coverage. These provisions are based on internal and external evaluations of the merits of the individual claims, analysis of claim history and the estimated reserves assigned by the Company's third-party administrator. Based on the Company's historical data and other actuarial trends, the Company's independent actuary provides a range of the indicated loss reserve levels. Consistent with the independent actuary's analysis and review of recent claims, cost and other trends, management determines the appropriate reserve. Any adjustments resulting from this review are reflected in current earnings. Claims are paid over varying periods, which generally range from one to eight years. See Note 11 for further discussion.

The Company's workers' compensation insurance consists of a combination of insured and self-insured programs and limited participation in certain state programs. The Company is responsible for $500,000 per occurrence and maintains insurance above this amount for self-insured programs. The Company records an estimated liability for losses attributable to workers' compensation claims based on internal evaluations and an analysis of claim history. The estimates are based on loss claim data, trends and assumptions. Claims are paid over varying periods, which range from one to eight years. At December 31, 2004 and 2003, the workers' compensation liability consisted of short-term reserves of $23.7 million and $26.5 million, respectively, which were included in accrued insurance liabilities, and long-term reserves of $41.5 million and $40.5 million, respectively, which were included in other long-term liabilities. The expense for workers' compensation was $26.6 million, $38.9 million and $53.5 million for the years ended December 31, 2004, 2003 and 2002, respectively, which was included in operating expense.

Advertising Expense

The cost of advertising is expensed as incurred. The Company incurred $16.8 million, $14.3 million and $13.7 million in advertising costs for the years ended December 31, 2004, 2003 and 2002, respectively.

Treasury Stock

The Company records the purchase of its common stock for treasury at cost. The treasury stock is reissued on a first-in, first-out method. If the proceeds from reissuance of treasury stock exceed the cost of the treasury stock, the excess is recorded in capital in excess of par value. If the cost of the treasury stock exceeds the proceeds from reissuance of the treasury stock, the difference is first charged against any excess previously recorded in capital in excess of par value, and any remainder is charged to retained earnings.

Stock-Based Compensation

Stock options are granted for a fixed number of shares to employees with an exercise price equal to the fair market value of the shares at the date of grant. The Company accounts for the stock option grants in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. Accordingly, the Company recognizes no compensation expense for the stock options. See Note 14 for more information about the Company's stock plans.

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of Financial Accounting Standards Board (FASB) Statement No. 123, "Accounting for Stock-Based Compensation," to stock-based employee compensation for options granted since 1995.

	2004	2003	2002
	(In thousands, except earnings per share)		
Net income – as reported	$ 168,222	$ 119,007	$ 130,550
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(4,522)	(9,495)	(6,972)
Net income – pro forma	$ 163,700	$ 109,512	$ 123,578
Earnings per share – as reported:			
Basic	$ 1.94	$ 1.33	$ 1.33
Diluted	$ 1.90	$ 1.30	$ 1.31
Earnings per share – pro forma:			
Basic	$ 1.89	$ 1.22	$ 1.26
Diluted	$ 1.84	$ 1.20	$ 1.25

The fair value of each option grant is estimated on the date of grant using a Black-Scholes option valuation model with the following weighted-average assumptions:

	2004	2003	2002
Dividend yield	1.6%	0.9%	0%
Expected volatility	37%	39%	40%
Risk-free interest rate	2.9%	2.8%	4.1%
Expected life (in years)	4.2	4.4	4.6
Weighted-average fair value	$ 10.07	$ 7.40	$ 7.65

The option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Since the Company's stock options have characteristics significantly different from those of traded options, and since variations in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

Earnings Per Share

Basic earnings per share (EPS) is computed by dividing net income (income available to common shareholders) by the weighted-average number of common shares outstanding, excluding non-vested restricted stock, during the period. The numerator for diluted EPS is computed by adding net income and the after-tax amount of interest expense on the convertible senior notes accounted for under the if-converted method. The denominator for diluted EPS includes the basic weighted-average shares as well as the potential dilution that could occur upon exercise of outstanding non-qualified stock options, restricted stock that has not vested and assumed conversion of contingently convertible senior notes. The convertible senior notes that, upon conversion, provide for the total value of the notes to be settled in the Company's common stock are included in diluted EPS under the if-converted method. The convertible senior notes that, upon conversion, provide for the principal amount to be settled in cash and the excess value, if any, to be settled in the Company's common stock are included in diluted EPS under the treasury stock method when the average stock price exceeds the conversion price of $31.12.

The inclusion of the Company's contingently convertible senior notes in its diluted EPS is a result of the recent Emerging Issues Task Force (EITF) consensus. In the fourth quarter of 2004, the FASB ratified EITF Issue No. 04-8, "The Effect of Contingently Convertible Instruments on Diluted Earnings per Share," which was required to be applied to reporting periods ending after December 15, 2004. EITF Issue No. 04-8 requires companies to include contingently convertible notes in diluted earnings per share regardless of whether the market price trigger has been met. The Company completed an exchange offer to modify the terms of its convertible senior notes prior to adoption of the consensus in order to reduce the number of shares of common stock issued upon conversion. See Note 7 for additional discussion. The Company was required to restate diluted earnings per share for all periods from the date the notes were issued based upon the modified terms and the effect was not material.

Interest Rate Swap Agreements

Interest rate swap agreements are considered to be derivative financial instruments that must be recognized on the balance sheet at fair value. The Company's interest rate swap agreements have been formally designated to hedge certain fixed-rate senior notes and are considered to be effective fair value hedges based on meeting certain hedge criteria. The fair value of the interest rate swap agreements affects only the balance sheet and is recorded as a non-current asset or liability with an offsetting adjustment to the underlying senior note. The net interest amounts paid or received and net amounts accrued through the end of the accounting period are included in interest expense.

New Accounting Standards

In December 2004, the FASB issued Statement No. 123 (revised 2004), "Share-Based Payment," which is a revision of Statement No. 123, "Accounting for Stock-Based Compensation." Statement 123(R) replaces APB Opinion No. 25, "Accounting for Stock Issued to Employees," and amends Statement No. 95, "Statement of Cash Flows." Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair value. The pro forma footnote disclosure is no longer an alternative to financial statement recognition. The Statement is effective for the Company beginning July 1, 2005, but early adoption is permitted in periods in which financial statements have not been issued. There are two transition alternatives, modified-prospective and modified-retrospective. Under the modified-prospective method, the Company will be required to recognize compensation cost in the financial statements on the date of adoption. Under the modified-retrospective method, the Company will be required to restate prior periods by recognizing in the financial statements the same amount of compensation cost as previously reported in the pro forma footnote disclosures under Statement 123. The Company will be permitted to apply the modified-retrospective method either to all periods presented or to the start of the fiscal year in which Statement 123(R) is adopted.

In addition, Statement 123(R) requires awards classified as liabilities (such as cash-settled stock appreciation rights) to be measured at fair value at each reporting date versus measured at intrinsic value under Statement 123. The time value of the liability will be recognized as compensation cost but then be reversed as the settlement date approaches. At expiration, total compensation cost will not differ from that which would result under the intrinsic-value method. Management expects to adopt this Statement under the modified-prospective-transition method but has not determined the impact of adoption.

2. Asset Impairment

During the Company's quarterly reviews of long-lived assets in 2002, management determined that certain assets were impaired by $33.6 million. The impairment consisted of $17.8 million for long-term care facilities, $2.8 million for non-strategic land parcels, $7.6 million for assets held for sale and $5.4 million for its vision business.

Management assesses quarterly whether any of its long-term care facilities are impaired. The Company considers indicators of impairment to be either market conditions or negative cash flows. The various market conditions include the litigation environment, deterioration of the areas in which the facilities are located, deteriorating state government reimbursement, condition of the physical plant and excess bed capacity. During the spring of 2002, the Company engaged in a portfolio management review. The Company's new portfolio management strategy included evaluating as divestiture targets older assets, poor or declining financial performers, geographically isolated facilities with lower per diem revenues, facilities operating in a state with low Medicaid reimbursement, and facilities in states with punitive regulatory/survey and/or an unfavorable litigation climate. The Company also looked at alternatives for moving beds from underperforming facilities to locations where demand would fill them or combining assets of locations in the same geography into a single location.

The long-term care facilities that were impaired as part of this strategy included seven skilled nursing facilities and three assisted living facilities. Of these 10, various market conditions were considered, which resulted in the impairment of eight facilities. These impairments were based on management's judgment and independent real estate broker valuations. The remaining two facilities had a history of negative cash flows for more than three years. The results of operations could not be improved even after changing facility management several times. As of December 31, 2004, the Company closed one facility, sold six facilities and is currently operating the other three facilities. The carrying values of the 10 facilities were reduced by $17.8 million to their estimated fair values of $16.5 million. The estimated fair values were determined based on comparable sales values. The carrying values of 12 land parcels exceeded their estimated fair values by $2.8 million. The fair values were based on estimated sales values under current market conditions.

During 2002, the Company received offers on all 13 of the assisted living facilities that had been held for sale. The offers, less the cost to sell, were less than the carrying value on 12 of these facilities and required a writedown of the asset values by $8.3 million to their estimated fair values of $44.8 million. The Company sold two of the facilities in the fourth quarter of 2002 for $5.5 million. The remaining 11 facilities did not have final purchase agreements at December 31, 2002 and were transferred to property and equipment, which required a reversal of $0.7 million of expense previously recorded for estimated selling costs. The Company continued to successfully operate these 11 facilities at December 31, 2004.

The Company decided that the vision business was no longer a long-term strategy. Because of this decision, the non-compete and management contracts were impaired and written down by $5.4 million. The fair value of the management contracts was determined based on a discounted cash flow or a multiple of projected earnings.

3. Acquisitions/Divestitures

During 2004, the Company divested 21 non-strategic long-term care facilities that it operated and two facilities that had been leased to others. A total of 15 of these facilities were sold for $52.7 million, realizing a net gain of $6.2 million. The remaining eight facilities were divested as a result of lease expiration, lease assignment or conversion into a long-term acute care hospital. The results of operations of the divested facilities are not material to the consolidated results of operations.

On April 30, 2002, the Company completed the sale of its Mesquite, Texas acute care hospital to Health Management Associates, Inc. (HMA) for $79.7 million in cash. Separately, the Company invested $16.0 million to acquire 20 percent of the HMA entity owning the hospital. The total gain on the sale of the hospital was $38.8 million. The Company recorded a pretax gain of $31.1 million and deferred $7.7 million, or 20 percent, of the gain. Simultaneously, the Company acquired for $16.0 million a 20 percent interest in an HMA entity that had recently acquired another hospital in Mesquite, Texas.

The Company also paid $4.0 million, $13.3 million and $5.3 million in 2004, 2003 and 2002, respectively, for the acquisition of skilled nursing facilities, rehabilitation therapy businesses, hospice and home health businesses, and additional consideration for prior acquisitions. The acquisitions were accounted for under the purchase method of accounting. The results of operations of the acquired businesses were included in the consolidated statements of income from the date of acquisition. The pro forma consolidated results of operations would not be materially different from the amounts reported in prior years.

4. Goodwill and Intangible Assets

In July 2001, the FASB issued Statement No. 142, "Goodwill and Other Intangible Assets," that the Company adopted January 1, 2002. Under this Statement, goodwill and indefinite-lived intangible assets are no longer amortized but are reviewed annually for impairment, or more frequently if impairment indicators arise. The Company has no indefinite-lived intangible assets. The Company completed its initial impairment test, which resulted in an impairment loss of $1.3 million related to the Company's vision business. The impairment loss, with no tax effect, was recorded retroactive to January 1, 2002 as a cumulative effect of a change in accounting principle.

The changes in the carrying amount of goodwill by segment are as follows:

	Long-Term Care	Hospice and Home Health	Other	Total
		(In thousands)		
Balance at January 1, 2003	$ 8,491	$ 23,613	$ 53,710	$ 85,814
Goodwill from acquisitions		674	1,418	2,092
Balance at December 31, 2003	8,491	24,287	55,128	87,906
Goodwill from acquisitions	675	3,291	800	4,766
Balance at December 31, 2004	$ 9,166	$ 27,578	$ 55,928	$ 92,672

5. Revenues

The Company receives reimbursement under the federal Medicare program and various state Medicaid programs. Revenues under these programs totaled $2.2 billion, $2.0 billion and $1.9 billion for the years ended December 31, 2004, 2003 and 2002, respectively.

Revenues for certain health care services are as follows:

	2004	2003	2002
		(In thousands)	
Skilled nursing and assisted living services	$ 2,708,201	$ 2,590,423	$ 2,496,530
Hospice and home health services	383,869	329,462	284,546
Rehabilitation services (excluding inter-company revenues)	85,306	81,305	83,234
Hospital care			21,344
Other services	31,491	28,251	19,794
	$ 3,208,867	$3,029,441	$ 2,905,448

6. Property and Equipment

Property and equipment consist of the following:

	2004	2003
	(In thousands)	
Land and improvements	$ 233,227	$ 241,461
Buildings and improvements	1,632,564	1,655,338
Equipment and furnishings	320,233	319,285
Capitalized leases	23,928	22,800
Construction in progress	54,115	30,404
	2,264,067	2,269,288
Less accumulated depreciation	768,915	755,038
Net property and equipment	$1,495,152	$ 1,514,250

Depreciation expense, including amortization of capitalized leases, amounted to $121.5 million, $120.6 million and $115.4 million for the years ended December 31, 2004, 2003 and 2002, respectively. Accumulated depreciation included $10.3 million and $9.4 million at December 31, 2004 and 2003, respectively, relating to capitalized leases.

Capitalized systems development costs of $33.9 million and $32.9 million at December 31, 2004 and 2003, respectively, net of accumulated amortization of $17.9 million and $16.5 million, respectively, are included in other assets. Amortization expense related to capitalized systems development costs amounted to $5.9 million, $7.1 million and $7.9 million for the years ended December 31, 2004, 2003 and 2002, respectively.

7. Debt

Debt consists of the following:

	2004	2003
	(In thousands)	
Senior Notes:		
7.5%, due June 15, 2006 [1][2]	$ 98,037	$ 148,048
8%, due March 1, 2008 [2]	146,884	196,966
6.25%, due May 1, 2013 [1]	199,480	199,416
Convertible Senior Notes, 2.125%, due April 15, 2023: [3]		
Old Notes	6,561	100,000
New Notes	93,439	
Other debt	5,099	11,822
Capital lease obligations	8,276	4,936
	557,776	661,188
Less amounts due within one year	2,501	2,007
Long-term debt	$ 555,275	$ 659,181

[1] Net of discount

[2] Net of fair value adjustment related to interest rate swap agreements. See Notes 1 and 8.

[3] Interest rate increased to 2.625% from Aug. 20, 2003 through Dec. 31, 2008

The Company has a three-year $200 million revolving credit facility with a group of banks that matures April 21, 2006. Loans under the credit facility are guaranteed by substantially all of the Company's subsidiaries. This credit agreement contains various covenants, restrictions and events of default. Among other things, these provisions require the Company to maintain certain financial ratios and impose certain limits on its ability to incur indebtedness, create liens, pay dividends, repurchase stock, dispose of assets and make acquisitions.

Loans under the credit facility bear interest at variable rates that reflect, at the election of the Company, the agent bank's base lending rate or an increment over Eurodollar indices, depending on the quarterly performance of a key ratio. The credit facility also provides for a fee on the total amount of the facility, depending on the performance of the same key ratio. In addition to direct borrowings, the credit facility may be used to support the issuance of up to $100 million of letters of credit. As of December 31, 2004, there were no loans outstanding under this agreement. After consideration of usage for letters of credit, there was $155.8 million available for future borrowing.

In November 2004, the Company commenced an exchange offer for its 2.125% Convertible Senior Notes because of the ratification of EITF Issue No. 04-8 (as discussed in Note 1) that required contingently convertible securities to be included in diluted earnings per share (if dilutive) regardless of whether the market price trigger had been met. The Company offered to exchange Old Notes for New Notes with a net share settlement provision, which allowed the Company to substitute cash for the principal value portion of the conversion value due holders of the New Notes, thereby reducing the number of shares of common stock issued upon conversion. In December 2004, the Company exchanged $93.4 million in principal amount of Old Notes for $93.4 million principal amount of New

Notes plus an exchange fee of 0.25 percent of the principal amount of the Old Notes exchanged. In addition, the Company is now required to pay in cash the purchase price to New Note holders upon redemption on certain dates or in connection with certain events.

The Company may not redeem the Convertible Senior Notes before April 15, 2010. Starting with the six-month period beginning April 15, 2010, the Company may be obligated to pay contingent interest to the holders of the Convertible Senior Notes under certain circumstances. The Company's obligation to pay contingent interest is considered to be an embedded derivative, and the value is not material. The initial conversion price is $31.12 per share of common stock, equivalent to 32.1337 shares of the Company's common stock per $1,000 principal amount of notes. The conversion price is subject to adjustment in certain events. The holders of the Old Notes may convert their notes into shares of the Company's common stock or the holders of the New Notes may convert their notes into cash for the principal value and into shares of the Company's common stock for the excess value, if any, prior to the stated maturity at their option only under the following circumstances: (1) if the average of the last reported sales price of the Company's common stock for the 20 trading days immediately prior to the conversion date is greater than or equal to 120 percent of the conversion price per share of common stock on such conversion date; (2) if the notes have been called for redemption; (3) upon the occurrence of specified corporate transactions; or (4) if the credit ratings assigned to the notes decline to certain levels. The holders of the Convertible Senior Notes may require the Company to purchase all or a portion of their notes at any of five specified dates during the life of the notes, with the first such date being April 15, 2005. On the initial repurchase date, the Company is required to pay in cash. On the other specified dates, the Company is required to pay the New Notes in cash but the Company may elect to satisfy the repurchase of the Old Notes in whole or in part with common stock rather than cash.

During August 2004, the Company purchased $50 million of the 7.5% Senior Notes issued by its wholly owned subsidiary and $50 million of its 8% Senior Notes, pursuant to previously announced cash tender offers. The offers were financed with cash on hand. The Company recorded costs of $11.2 million related to these tender offers, including $10.5 million for the prepayment premium, $0.4 million for fees and expenses, and $0.3 million for the write-off of deferred financing costs.

Substantially all of the Company's subsidiaries guarantee the 6.25% Senior Notes, 2.125% Convertible Senior Notes and 8% Senior Notes, and these subsidiaries are 100 percent owned. The guarantees are full and unconditional and joint and several, and the non-guarantor subsidiaries are minor. The parent company has no independent assets or operations. A subsidiary of the Company issued the 7.5% Senior Notes that are guaranteed by the Company and substantially all of the Company's subsidiaries.

The interest rates on other long-term debt are all variable and approximate 4.0 percent. Maturities range from 2008 to 2009. Owned property with a net book value of $17.9 million is pledged or mortgaged. Interest paid, primarily related to debt, amounted to $40.8 million, $37.7 million and $38.0 million for the years ended December 31, 2004, 2003 and 2002, respectively. Capitalized interest costs amounted to $1.0 million, $0.7 million and $0.7 million for the years ended December 31, 2004, 2003 and 2002, respectively.

Debt maturities for the five years subsequent to December 31, 2004 are as follows: 2005 – $2.6 million; 2006 – $202.7 million; 2007 – $2.5 million; 2008 – $151.6 million; and 2009 – $0.3 million. The Company may be required to redeem $100 million of Convertible Senior Notes from its holders on April 15, 2005, which the Company is required to pay in cash. The Company has the ability and intent to finance the redemption with its revolving credit facility that matures April 21, 2006. As a result, the Convertible Senior Notes are included as a maturity in 2006.

8. Derivative Financial Instruments and Fair Value of Financial Instruments

In May 2003, the Company entered into interest rate swap agreements on a notional amount of $200 million in order to provide a better balance of fixed- and variable-rate debt. These fair value hedge agreements effectively convert the interest rate on $100 million each of the Company's 7.5% and 8% Senior Notes to variable rates equal to six-month LIBOR plus a spread.

The carrying amount and fair value of the financial instruments are as follows:

	2004		2003	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In thousands)			
Cash and cash equivalents	$ 32,915	$ 32,915	$ 86,251	$ 86,251
Debt, excluding capitalized leases	549,500	616,040	656,252	737,012
Interest rate swap agreements in payable position	5,021	5,021	4,841	4,841

The carrying amount of cash and cash equivalents is equal to its fair value due to the short maturity of the investments.

The fair value of the Senior Notes is based on quoted market values. The Company's variable-rate debt is considered to be at fair value. The interest rate swap agreements are recorded at fair value based on valuations from third-party financial institutions.

9. Leases

The Company leases certain property and equipment under both operating and capital leases, which expire at various dates to 2036. Certain of the facility leases contain purchase options. The Company's corporate headquarters is leased by its subsidiary, and the Company has guaranteed its subsidiary's obligations thereunder. The lease obligation includes the annual operating lease payments that reflect interest only payments on the lessor's $22.8 million of underlying debt obligations, as well as a residual guarantee of that amount at the maturity in 2009. At the maturity of the lease, the Company's subsidiary will be obligated to either purchase the building by paying the $22.8 million of underlying debt or vacate the building and cover the difference, if any, between that amount and the then fair market value of the building.

Payments under non-cancelable operating leases, minimum lease payments and the present value of net minimum lease payments under capital leases as of December 31, 2004 are as follows:

	Operating Leases	Capital Leases
	(In thousands)	
2005	$ 13,349	$ 1,968
2006	9,944	1,985
2007	7,800	1,653
2008	6,403	596
2009	26,286	518
Later years	13,455	9,336
Total minimum lease payments	$ 77,237	16,056
Less amount representing interest		7,780
Present value of net minimum lease payments (included in long-term debt – see Note 7)		$ 8,276

Rental expense was $21.4 million, $24.0 million and $24.2 million for the years ended December 31, 2004, 2003 and 2002, respectively.

10. Income Taxes

The provision for income taxes consists of the following:

	2004	2003	2002
		(In thousands)	
Current:			
Federal	$ 68,492	$ 7,916	$ 78,829
State and local	11,808	1,484	13,877
	80,300	9,400	92,706
Deferred:			
Federal	7,384	55,827	(9,579)
State and local	(1,027)	6,178	(2,307)
	6,357	62,005	(11,886)
Provision for income taxes before cumulative effect	$ 86,657	$ 71,405	$ 80,820

The reconciliation of the amount computed by applying the statutory federal income tax rate to income before income taxes to the provision for income taxes before cumulative effect is as follows:

	2004	2003	2002
		(In thousands)	
Income taxes computed at statutory rate	$ 89,208	$ 66,645	$ 74,439
Differences resulting from:			
State and local income taxes	7,008	4,980	7,521
Adjustment to prior years' estimated tax liabilities	(8,912)		
Other	(647)	(220)	(1,140)
Provision for income taxes before cumulative effect	$ 86,657	$ 71,405	$ 80,820

The Internal Revenue Service has examined the Company's federal income tax returns through 2001, and appropriate adjustments have been made to prior years' estimated tax liabilities. The Company believes that it has made adequate provision for income taxes that may become payable with respect to open tax years.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amount used for income tax purposes. Significant components of the Company's federal and state deferred tax assets and liabilities are as follows:

	2004	2003
	(In thousands)	
Deferred tax assets:		
Accrued insurance liabilities	$ 93,337	$ 92,616
Employee compensation and benefits	56,922	50,431
Allowances for receivables and settlements	10,788	9,500
Capital loss carryforward	4,050	10,996
Net operating loss carryforward	1,985	3,223
Other	3,758	6,702
	$ 170,840	$ 173,468
Deferred tax liabilities:		
Depreciable/amortizable assets	$ 184,670	$ 185,651
Leveraged leases	25,333	27,993
Pension receivable	12,568	11,371
Other	25,375	19,202
	$ 247,946	$ 244,217
Net deferred tax liabilities	$ (77,106)	$ (70,749)

At December 31, 2004, the Company had approximately $4.0 million of net operating loss carryforward for tax purposes, and the maximum amount to be used in 2005 is $3.7 million. At December 31, 2004, the Company had approximately $10.8 million of capital loss carryforward that expires in 2006. The Company expects to realize capital gains to offset the capital loss carryforward from the disposition of property in the ordinary course of business and other corporate strategies. Income taxes paid, net of refunds, amounted to $68.0 million, $9.3 million and $114.9 million for the years ended December 31, 2004, 2003 and 2002, respectively.

11. Commitments/Contingencies

One or more subsidiaries or affiliates of MCA have been identified as potentially responsible parties (PRPs) in a variety of actions (the Actions) relating to waste disposal sites which allegedly are subject to remedial action under the Comprehensive Environmental Response Compensation Liability Act, as amended, 42 U.S.C. Sections 9601 et seq. (CERCLA) and similar state laws. CERCLA imposes retroactive, strict joint and several liability on PRPs for the costs of hazardous waste clean-up. The Actions arise out of the alleged activities of Cenco, Incorporated and its subsidiary and affiliated companies (Cenco). Cenco was acquired in 1981 by a wholly owned subsidiary of MCA. The Actions allege that Cenco transported and/or generated hazardous substances that came to be located at the sites in question. Environmental proceedings such as the Actions may involve owners and/or operators of the hazardous waste site, multiple waste generators and multiple waste transportation disposal companies. Such proceedings involve efforts by governmental entities and/or private parties to allocate or recover site investigation and clean-up costs, which costs may be substantial. The potential liability exposure for currently pending environmental claims and litigation, without regard to insurance coverage, cannot be quantified with precision because of the inherent uncertainties of litigation in the Actions and the fact that the ultimate cost of the remedial actions for some of the waste disposal sites where MCA is alleged to be a potentially responsible party has not yet been quantified. At December 31, 2004 and 2003, the Company had $4.5 million accrued in other long-term liabilities based on its current assessment of the likely outcome of the Actions which was reviewed with its outside advisors. At December 31, 2004 and 2003, there were no receivables related to insurance recoveries.

The Company is party to various other legal matters arising in the ordinary course of business including patient care-related claims and litigation. At December 31, 2004 and 2003, the general and professional liability consisted of short-term reserves of $65.9 million and $69.8 million, respectively, which were included in accrued insurance liabilities, and long-term reserves of $122.5 million and $107.5 million, respectively, which were included in other long-term liabilities. The expense for general and professional liability claims, premiums and administrative fees was $78.7 million, $87.9 million and $82.1 million for the years ended December 31, 2004, 2003 and 2002, respectively, which was included in operating expenses. There can be no assurance that such provision and liability will not require material adjustment in future periods.

As of December 31, 2004, the Company had contractual commitments of $14.1 million relating to its internal construction program. As of December 31, 2004, the Company had total letters of credit of $44.2 million that benefit certain third-party insurers, and 98 percent of these letters of credit related to recorded liabilities.

12. Earnings Per Share

The calculation of earnings per share (EPS) is as follows:

	2004	2003	2002
	(In thousands, except earnings per share)		
Numerator:			
Numerator for basic EPS – income before cumulative effect	$ 168,222	$ 119,007	$ 131,864
After-tax amount of interest expense on Convertible Senior Notes (Old Notes)	108	70	
Numerator for diluted EPS	$ 168,330	$ 119,077	$ 131,864
Denominator:			
Denominator for basic EPS – weighted-average shares	86,762	89,729	98,165
Effect of dilutive securities:			
Stock options	1,114	1,017	872
Non-vested restricted stock	469	373	291
Convertible Senior Notes	380	194	
Denominator for diluted EPS – adjusted for weighted-average shares and assumed conversions	88,725	91,313	99,328
EPS – income before cumulative effect			
Basic	$ 1.94	$ 1.33	$ 1.34
Diluted	$ 1.90	$ 1.30	$ 1.33

Options to purchase shares of the Company's common stock that were not included in the computation of diluted EPS because the options' exercise prices were greater than the average market price of the common shares were: 1.1 million shares with an average exercise price of $36 in 2004, 2.3 million shares with an average exercise price of $28 in 2003 and 2.1 million shares with an average exercise price of $32 in 2002.

13. Accumulated Other Comprehensive Loss

The components of accumulated other comprehensive loss at December 31, 2004 include a minimum pension liability of $1.1 million and derivative loss of $0.1 million.

The components of other comprehensive loss are as follows:

	2004	2003	2002
	(In thousands)		
Unrealized gain (loss) on investments, net of tax (benefit) of $4, $461 and $(175), respectively	$ 7	$ 763	$ (262)
Reclassification adjustment for gains on investments included in net income, net of tax of $326 and $624, respectively	(542)	(975)	
Minimum pension liability, net of tax benefit of $35, $285 and $75, respectively	(67)	(476)	(114)
Amortization of derivative loss, net of tax benefit of $25, $25 and $25, respectively	37	37	37
Other comprehensive loss	$ (565)	$ (651)	$ (339)

14. Stock Plans

The Company's Amendment and Restatement of the Equity Incentive Plan (Equity Plan) that was approved by shareholders in May 2004 allows the Company to grant awards of non-qualified stock options, incentive stock options, restricted stock and stock appreciation rights to key employees, consultants and directors. The Equity Plan increased the number of shares authorized for issuance by 6,000,000 shares up to a total of 10,000,000 shares, with no more than 3,750,000 shares to be granted as restricted stock. Shares covered by expired or canceled options, by surrender or repurchase of restricted stock, or by shares withheld for the exercise price or tax withholding thereon, may also be awarded under the Equity Plan. The Equity Plan replaced the Company's previous key employee stock option plan, outside director stock option plan and key senior management employee restricted stock plan. Under the Equity Plan, there were 6,730,599 and 1,545,826 shares available for future awards at December 31, 2004 and 2003, respectively. Employees delivered shares to the Company to cover the payment of the option price and related tax withholdings of the option exercise valued at $9.7 million, $19.5 million and $2.1 million for the years ended December 31, 2004, 2003 and 2002, respectively.

The outside directors were awarded restricted stock rather than stock options beginning in 2004. Outside directors and certain executive officers were issued 133,000 and 175,000 restricted shares in 2004 and 2003, respectively, with a weighted-average fair value of $34.30 and $18.75, respectively, that vest at retirement. When restricted shares are issued, unearned compensation is recorded as a reduction of shareholders' equity and charged to expense over the vesting period. Unearned restricted stock compensation was $10.8 million and $8.2 million at December 31, 2004 and 2003, respectively. Compensation expense related to restricted stock was $1.9 million, $1.2 million and $0.8 million for the years ended December 31, 2004, 2003 and 2002, respectively.

The exercise price of each option equals the market price of the Company's stock on the date of grant, and an option's maximum term is 10 years. The options for key employees vest between three and five years, and the options for outside directors vest immediately.

The following table summarizes activity in the Company's stock option plans for the three-year period ended December 31, 2004:

	Shares	Weighted-Average Exercise Price
Options outstanding at January 1, 2002	6,064,059	$ 20.33
Options granted	1,014,157	19.83
Options forfeited	(109,925)	24.56
Options expired	(84,255)	20.67
Options exercised	(229,550)	20.34
Options outstanding at December 31, 2002	6,654,486	20.52
Options granted	1,341,403	23.27
Options forfeited	(104,050)	26.33
Options expired	(150)	11.58
Options exercised	(1,384,812)	11.43
Options outstanding at December 31, 2003	6,506,877	22.93
Options granted	682,227	34.77
Options forfeited	(64,375)	32.63
Options expired	(375)	18.00
Options exercised	(1,289,077)	21.19
Options outstanding at December 31, 2004	5,835,277	24.60
Options exercisable at		
December 31, 2002	2,486,748	$ 27.39
December 31, 2003	3,300,552	26.62
December 31, 2004	3,833,277	25.61

The following tables summarize information about options outstanding and options exercisable at December 31, 2004:

Options Outstanding			
Range of Exercise Prices	Number Outstanding	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life in Years
$ 5 - $10	278,000	$ 7.00	5.5
$10 - $20	2,873,300	19.05	6.9
$20 - $30	652,265	26.32	4.3
$30 - $45	2,031,712	34.29	4.8
	5,835,277	24.60	5.8

Options Exercisable		
Range of Exercise Prices	Number Exercisable	Weighted-Average Exercise Price
$ 5 - $10	278,000	$ 7.00
$10 - $20	1,348,300	19.10
$20 - $30	652,265	26.32
$30 - $45	1,554,712	34.28
	3,833,277	25.61

15. Employee Benefit Plans

The Company has two qualified and one non-qualified defined benefit pension plans included in the tables below. Two of the plans' future benefits are frozen. As of the measurement date (December 31), the status of the plans is as follows:

Obligations and Funded Status

	2004	2003
	(In thousands)	
Change in benefit obligation		
Benefit obligation at beginning of year	$ 42,948	$ 34,576
Service cost	220	261
Interest cost	2,341	2,583
Amendments		459
Actuarial loss	212	9,363
Benefits paid	(5,304)	(4,294)
Benefit obligation at end of year	40,417	42,948
Change in plan assets		
Fair value of plan assets at beginning of year	47,073	42,972
Actual return on plan assets	5,952	7,993
Employer contribution	612	402
Benefits paid	(5,304)	(4,294)
Fair value of plan assets at end of year	48,333	47,073
Excess funded status of the plans	7,916	4,125
Unrecognized transition asset	(164)	(212)
Unrecognized prior service cost	384	421
Unrecognized net actuarial loss	23,909	25,580
Prepaid benefit cost	$ 32,045	$ 29,914

	2004	2003
	(In thousands)	
Amounts recognized in the balance sheets consist of:		
Prepaid benefit cost	$ 32,017	$ 29,733
Accrued benefit cost	(1,773)	(1,518)
Accumulated other comprehensive loss	1,801	1,699
Net amount recognized	$ 32,045	$ 29,914
Additional information		
Accumulated benefit obligation for all plans	$ 40,376	$ 42,894
Increase in minimum liability included in accumulated other comprehensive loss	102	761

Pension plans with an accumulated benefit obligation in excess of plan assets

	2004	2003
	(In thousands)	
Projected benefit obligation	$ 4,279	$ 4,174
Accumulated benefit obligation	4,238	4,120
Fair value of plan assets	1,676	1,327

Components of net pension income

	2004	2003	2002
		(In thousands)	
Service cost	$ 220	$ 261	$ 215
Interest cost	2,341	2,583	2,409
Expected return on plan assets	(4,777)	(4,788)	(5,761)
Amortization of unrecognized transition asset	(48)	(48)	(48)
Amortization of prior service cost	37	37	
Amortization of net loss	709	587	23
Net pension income	$ (1,518)	$ (1,368)	$ (3,162)

Disclosure Assumptions

For determining benefit obligations at year end:	2004	2003
Discount rate	6.00%	6.25%
Rate of compensation increase	5.00	5.00

For determining net pension income for the year:	2004	2003	2002
Discount rate	6.25%	6.75%	7.50%
Expected return on assets	9.00	9.00	10.00
Rate of compensation increase	5.00	5.00	5.00

The rate of compensation increase only applies to one qualified plan, as the other plans' future benefits are frozen. The expected long-term rate of return on plan assets is based on the approximate weighted-average historical trend.

Plan Asset Allocation

The Company's asset allocations by asset category are as follows:

	2004	2003
Equity securities	70%	72%
Debt securities	29	27
Other	1	1
	100%	100%

The Company's investment strategy for its defined benefit plans takes into consideration the fact that the dominant plan is fully funded and whose participants and future benefit obligations are frozen. The investment strategy reflects a long-term rather than short-term outlook and values consistency in its approach to asset mix. The investment portfolio is targeted toward 70 percent equity investments and 30 percent fixed income and is rebalanced from time to time to approximate that mix.

Cash Flows

The expected benefit payments for the 10 years subsequent to December 31, 2004 are as follows: 2005 – $2.8 million; 2006 – $2.9 million; 2007 – $2.9 million; 2008 – $3.1 million; 2009 – $3.0 million; and 2010-2014 – $14.8 million.

The Company has a senior executive retirement plan, which is a non-qualified plan designed to provide pension benefits and death benefits for certain officers. Pension benefits are based on compensation and length of service, and the plan is partially funded through collateral assignment split-dollar life insurance arrangements. Under these arrangements, the officers are owners of the life insurance policies subject to an assignment to the Company of an interest in the policy cash value equal to the premiums paid by the Company. Because of the possible interpretation that the Company's future payment of premiums on these policies would be considered a prohibited loan under the Sarbanes-Oxley Act of 2002, the Company suspended future premium payments following the passage of that Act. Policy dividend values are currently being used to pay the required portion of the annual premiums.

In addition, under the split-dollar assignment agreements, the transaction with MCA required the Company to set aside cash for future premium payments or to reallocate a portion of the corporate interest in the policies. As the Sarbanes-Oxley Act may prohibit additional funding by the Company, the Company committed to reallocate $22.1 million of the Company's interest in the policy cash surrender values to the various officer policies, upon officer retirement. This reallocation increased the Company's accrued liability by $13.6 million in 2002, resulting in a charge of $13.6 million, which was included in general and administrative expenses.

The Company's share of the cash surrender value of the policies was $50.4 million and $51.1 million at December 31, 2004 and 2003, respectively, and was included in other assets. The accrued liability was $31.0 million and $28.1 million at December 31, 2004 and 2003, respectively, and was included in other long-term liabilities. The expense for this plan amounted to $4.9 million, $4.9 million and $14.3 million (including the charge discussed above) for the years ended December 31, 2004, 2003 and 2002, respectively.

The Company maintains a savings program qualified under Section 401(k) of the Internal Revenue Code (401(k)) and three non-qualified, deferred compensation programs. The Company contributes up to a maximum matching contribution of 3 percent of the participant's compensation, as defined in each plan. The Company's expense for these plans amounted to $11.9 million, $15.6 million and $2.4 million for the years ended December 31, 2004, 2003 and 2002, respectively. The expense is not consistent from year to year primarily due to the increase or decrease in earnings on the non-qualified, deferred compensation programs.

16. Shareholder Rights Plan

Each outstanding share of the Company's common stock includes an exercisable right which, under certain circumstances, will entitle the holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock for an exercise price of $150, subject to adjustment. The rights expire on May 2, 2005. Such rights will not be exercisable or transferable apart from the common stock until 10 days after a person or group acquires 15 percent of the Company's common stock or initiates a tender offer or exchange offer that would result in ownership of 15 percent of the Company's common stock. In the event that the Company is merged, and its common stock is exchanged or converted, the rights will entitle the holders to buy shares of the acquirer's common stock at a 50 percent discount. Under certain other circumstances, the rights can become rights to purchase the Company's common stock at a 50 percent discount. The rights may be redeemed by the Company for one cent per right at any time prior to the first date that a person or group acquires a beneficial ownership of 15 percent of the Company's common stock.

17. Segment Information

The Company provides a range of health care services. The Company has two reportable operating segments, long-term care, which includes the operation of skilled nursing and assisted living facilities, and hospice and home health. The "Other" category includes the non-reportable segments and corporate items. The revenues in the Other category include services for rehabilitation, hospital care and other services. The Company's hospital was sold on April 30, 2002. Asset information, including capital expenditures, is not reported by segment by the Company.

The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies (see Note 1). The Company evaluates performance and allocates resources based on operating margin, which represents revenues less operating expenses. The operating margin does not include general and administrative expenses, depreciation and amortization, asset impairment, other income and expense items, and income taxes.

The Other category is not comparative as the Company sold its hospital on April 30, 2002 and recorded $8.4 million of operating expenses in 2003 related to a proposed settlement of a review of certain Medicare cost reports filed by facilities of MCA for the period 1992-1998. The settlement was finalized and paid in 2004.

Segment Information

	Long-Term Care	Hospice and Home Health	Other	Total
		(In thousands)		
Year ended December 31, 2004				
Revenues from external customers	$ 2,708,201	$ 383,869	$ 116,797	$ 3,208,867
Intercompany revenues			69,142	69,142
Depreciation and amortization	121,210	2,979	3,632	127,821
Operating margin	479,858	71,145	10,015	561,018
Year ended December 31, 2003				
Revenues from external customers	$ 2,590,423	$ 329,462	$ 109,556	$ 3,029,441
Intercompany revenues			60,798	60,798
Depreciation and amortization	120,258	3,951	4,601	128,810
Operating margin	435,942	62,031	7,934	505,907
Year ended December 31, 2002				
Revenues from external customers	$ 2,496,530	$ 284,546	$ 124,372	$ 2,905,448
Intercompany revenues			58,717	58,717
Depreciation and amortization	115,569	3,148	6,178	124,895
Operating margin	444,220	45,892	13,700	503,812

	2004	2003	2002	2001	2000
	(Dollars in thousands, except per share amounts and Other Data)				
Results of Operations					
Revenues	$ 3,208,867	$ 3,029,441	$ 2,905,448	$ 2,694,056	$ 2,380,578
Expenses:					
Operating	2,647,849	2,523,534	2,401,636	2,271,808	2,016,764
General and administrative	140,587	157,566	131,628	115,094	104,027
Depreciation and amortization	127,821	128,810	124,895	128,159	121,208
Asset impairment			33,574		
	2,916,257	2,809,910	2,691,733	2,515,061	2,241,999
Income before other income (expenses), income taxes and minority interest	292,610	219,531	213,715	178,995	138,579
Other income (expenses):					
Interest expense	(42,420)	(41,927)	(37,651)	(50,800)	(60,733)
Early extinguishment of debt	(11,160)				
Gain (loss) on sale of assets	6,400	3,947	30,651	(445)	506
Impairment of investments [1]					(20,000)
Equity in earnings of affiliated companies	6,975	7,236	4,761	1,407	812
Interest income and other	2,474	1,625	1,208	835	2,505
Total other expenses, net	(37,731)	(29,119)	(1,031)	(49,003)	(76,910)
Income before income taxes and minority interest	254,879	190,412	212,684	129,992	61,669
Income taxes	86,657	71,405	80,820	61,502	21,489
Minority interest income					1,125
Income before cumulative effect	$ 168,222	$ 119,007	$ 131,864	$ 68,490	$ 39,055
Earnings per share:					
Income before cumulative effect					
Basic	$ 1.94	$ 1.33	$ 1.34	$ .67	$ .38
Diluted	$ 1.90	$ 1.30	$ 1.33	$ .66	$ .38
Cash dividends declared per common share	$ .56	$ .25			
Cash Flows					
Cash flows from operations	$ 329,766	$ 300,464	$ 283,293	$ 283,427	$ 210,149
Financial Position					
Total assets	$ 2,340,698	$ 2,396,711	$ 2,329,072	$ 2,424,071	$ 2,358,468
Long-term debt	555,275	659,181	373,112	715,830	644,054
Shareholders' equity	984,159	975,105	1,016,047	1,046,538	1,012,729
Other Data (Unaudited)					
Number of skilled nursing and assisted living facilities	344	363	366	368	354

[1] The impairment of investments in 2000 related to the writedown of our preferred stock investment in NeighborCare, Inc., formerly known as Genesis Health Ventures, Inc.

Summary of Quarterly Results (Unaudited)

	Year ended December 31, 2004				
	First	Second	Third	Fourth	Year
	(In thousands, except per share amounts)				
Revenues	$ 797,338	$ 799,135	$ 806,818	$ 805,576	$ 3,208,867
Income before other income (expenses) and income taxes	71,442	73,996	77,427	69,745	292,610
Net income	41,090	40,135	39,075	47,922	168,222
Earnings per share:					
Basic	$ .47	$ .46	$ .45	$ .56	$ 1.94
Diluted	$ .45	$ .45	$ .45	$ .55	$ 1.90

	Year ended December 31, 2003				
	First	Second	Third	Fourth	Year
	(In thousands, except per share amounts)				
Revenues	$ 730,520	$ 750,586	$ 761,279	$ 787,056	$ 3,029,441
Income before other income (expenses) and income taxes	56,650	39,062	54,337	69,482	219,531
Net income	31,128	18,919	31,039	37,921	119,007
Earnings per share:					
Basic	$ .33	$ .21	$ .35	$ .43	$ 1.33
Diluted	$ .33	$ .21	$ .35	$ .42	$ 1.30

Diluted earnings per share (EPS) for the first quarter of 2004 and the year 2003 differs from the amounts reported in the respective Form 10-Q and 10-K due to the restatement of EPS for the Company's convertible senior notes for periods since the issuance of the notes in April 2003 in accordance with the Emerging Issues Task Force Issue No. 04-8. The other periods did not change. See Note 1 to the consolidated financial statements for further discussion of the restatement.

In the third quarter of 2004, the Company recorded costs of $11.2 million ($7.0 million after tax) related to the early extinguishment of $100 million of senior notes. In the third and fourth quarters of 2004, the Company recorded a decrease to income taxes of $1.7 million and $6.6 million, respectively, due to adjustment of prior years' estimated federal and state tax liabilities.

In the second quarter of 2003, the Company recorded operating expenses of $8.4 million ($5.2 million after tax) related to a proposed settlement of a review of certain Medicare cost reports filed by facilities of the former Manor Care, Inc. for the period 1992-1998. The Company also recorded general and administrative expenses of $6.2 million ($4.7 million after tax) in the second quarter of 2003 which were adjusted to $5.3 million ($4.1 million after tax) at year end. This expense related to restructuring split-dollar life insurance policies for officers and key employees.

See Management's Discussion and Analysis for further discussion of these items.

Board of Directors

Paul A. Ormond
Chairman, President and Chief Executive Officer of Manor Care, Inc.

Mary Taylor Behrens [2][4]
President of Newfane Advisors, Inc., Bronxville, New York

Joseph F. Damico [1][2*]
Founding Partner/Operating Principal of RoundTable Healthcare Partners, Lake Forest, Illinois

William H. Longfield [2][3*]
Former Chairman and Chief Executive Officer of C.R. Bard, Inc., Murray Hill, New Jersey

John T. Schwieters [1][4]
Vice Chairman of Perseus, LLC, Washington, D.C.

Richard C. Tuttle [3]
Co-founder of Prospect Partners, LLC, Chicago, Illinois

M. Keith Weikel [4]
Senior Executive Vice President and Chief Operating Officer of Manor Care, Inc.

Gail R. Wilensky [3][4*]
John M. Olin Senior Fellow at Project HOPE, Bethesda, Maryland

Thomas L. Young [1*][2]
Former Executive Vice President and Chief Financial Officer of Owens-Illinois, Inc., Toledo, Ohio

[1] Audit Committee
[2] Compensation Committee
[3] Governance Committee
[4] Quality Committee

* Committee Chairperson

Corporate Officers

Paul A. Ormond [a]
Chairman, President and Chief Executive Officer

M. Keith Weikel [a]
Senior Executive Vice President and Chief Operating Officer

Geoffrey G. Meyers [a]
Executive Vice President and Chief Financial Officer

R. Jeffrey Bixler [a]
Vice President, General Counsel and Secretary

Steven M. Cavanaugh
Vice President, Director of Corporate Development

William J. Chenevert
Vice President, Director of Operations Support

Nancy A. Edwards [a]
Vice President, General Manager, Central Division

R. Michael Ferguson
Vice President, Procurement

Larry R. Godla
Vice President, Development and Construction

John K. Graham [a]
Group Vice President, Hospice and Home Health

Jeffrey A. Grillo [a]
Vice President, General Manager, Mid-Atlantic Division

J. Susan Harless
Vice President, Director of Clinical Services, Hospice and Home Health

Kathryn S. Hoops
Vice President, Director of Tax

William H. Kinschner
Vice President, Director of Management Support Services

David B. Lanning
Vice President, Development

Barry A. Lazarus
Vice President, Director of Reimbursement

Larry C. Lester [a]
Vice President, General Manager, Midwest Division and Vice President, Director of Marketing

Murry J. Mercier
Vice President, Director of Information Services

Spencer C. Moler [a]
Vice President, Controller

Susan E. Morey
Vice President, General Manager, Eastern Division

James P. Pagoaga
Vice President, Rehabilitation Services

Richard W. Parades [a]
Vice President, General Manager, Mid-States Division

John I. Remenar
Vice President, Director of Financial Services

F. Joseph Schmitt [a]
Vice President, General Manager, South-West Division

Joyce L. Smith
Vice President, Director of Clinical Services

Steven D. Spencer
Vice President, Director of Human Resources and Labor Relations

Ronald P. Traupane
Vice President, Interior Design and Architecture

JoAnn Young [a]
Vice President, General Manager, Assisted Living Division

[a] Executive Officers

Shareholder Assistance

If you have questions about your account or your shares of Manor Care stock, please contact our stock transfer agent, National City Bank.

National City Bank
Corporate Trust Operations
3rd Floor – North Annex
4100 W. 150th Street
Cleveland, Ohio 44135
Phone: (800) 622-6757
Fax: (216) 257-8508

Mailing address:
P.O. Box 92301
Cleveland, Ohio 44193-0900

Corporate Headquarters

Manor Care, Inc.
333 N. Summit Street
Toledo, Ohio 43604

Mailing address:
P.O. Box 10086
Toledo, Ohio 43699-0086

Phone: (419) 252-5500
Internet Website: www.hcr-manorcare.com
E-mail: info@hcr-manorcare.com

Common Stock Price and Dividends

The company's common stock is traded under the symbol "HCR" on the New York Stock Exchange, which is the principal market on which the stock is traded.

The high, low and closing prices of our stock on the New York Stock Exchange for 2004 and 2003 and dividends declared and paid in 2004 and 2003 were as follows:

2004	High	Low	Close	Cash Dividends
First Quarter	$ 37.25	$ 32.44	$ 35.29	$ .140
Second Quarter	36.57	30.28	32.68	.140
Third Quarter	32.75	29.20	29.96	.140
Fourth Quarter	35.84	29.42	35.43	.140

2003	High	Low	Close	Cash Dividends
First Quarter	$ 20.48	$ 17.19	$ 19.23	$
Second Quarter	26.20	18.87	25.01	
Third Quarter	30.14	24.63	30.00	.125
Fourth Quarter	35.83	30.92	34.57	.125

Stock Ownership

The number of shareholders of record on January 31, 2005 was 2,429. Approximately 93 percent of the outstanding shares were registered in the name of Depository Trust Company, or Cede & Co., which held these shares on behalf of several hundred brokerage firms, banks and other financial institutions. We believe that the shares attributed to these financial institutions represent the interests of approximately 30,000 beneficial owners, including employees' interests in stock in the company's 401(k) plan.

Annual Meeting

The annual meeting of stockholders will be held at 2:00 p.m. on Tuesday, May 10, 2005, in the auditorium adjacent to the lobby at One SeaGate, Toledo, Ohio.

Certifications

The certifications of the Chief Executive Officer and Chief Financial Officer of Manor Care, Inc. required by Section 302 of the Sarbanes-Oxley Act of 2002 have been filed as exhibits 31.1 and 31.2, respectively, in Manor Care, Inc.'s Form 10-K for the fiscal year ended December 31, 2004.

The certification of the Chief Executive Officer required by the New York Stock Exchange Listed Company Manual, Section 303A.12(a), relating to Manor Care, Inc.'s compliance with the New York Stock Exchange corporate governance listing standards, was submitted to the New York Stock Exchange on May 28, 2004, without qualification.

Form 10-K

A copy of the company's annual report on Form 10-K for 2004 filed with the Securities and Exchange Commission may be obtained without charge by contacting Manor Care Shareholder Services at P.O. Box 10086, Toledo, Ohio 43699-0086.

Independent Registered Public Accounting Firm

Ernst & Young LLP
One SeaGate – 12th Floor
Toledo, Ohio 43604

Manor Care, Inc.
333 N. Summit Street
Toledo, Ohio 43604
(419) 252-5500